EXHIBIT 1

BELL CANADA ENTERPRISES

bce

Q2

2008 second quarter shareholder report

August 5, 2008

C O N T E N T S

MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Privatization of BCE Inc.	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	11
Financial and Capital Management	17
Updates to Our Regulatory Environment	21
Risks that Could Affect Our Business and Results	24
Our Accounting Policies	26
Controls and Procedures	27
Non-GAAP Financial Measures	28
Consolidated Financial Statements	30
Notes to Consolidated Financial Statements	34

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2008 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2007 dated March 5, 2008 (BCE 2007 MD&A), as updated in BCE Inc.’s 2008 First Quarter MD&A dated May 6, 2008 (BCE 2008 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 5, 2008, the date of this MD&A.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2007 dated March 5, 2008 (BCE 2007 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2008 and 2007.

About Forward-Looking Statements

This MD&A contains forward-looking statements concerning, among others, BCE’s objectives, plans, strategies, financial condition, results of operations and business outlooks. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at August 5, 2008. Except as may be required by Canadian securities laws, we do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlooks may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in this document for the purpose of allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the sections of the BCE 2007 MD&A entitled Strategic Priorities and Business Outlook and Assumptions for a discussion of certain assumptions we have made in making forward-looking statements. Unless otherwise indicated in this MD&A or in the BCE 2008 First Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2007 MD&A remain substantially unchanged.
     Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic conditions; failure to achieve our business objectives; the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s decision to license additional wireless spectrum; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; competitive risks related to potential changes in foreign ownership restrictions; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan; the consummation of the Privatization (as defined immediately following this section under Privatization of BCE Inc.) is still subject to certain terms and conditions and contractual termination rights; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; increased regulation banning the use of wireless devices while driving; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell ExpressVu); increased pension fund contributions; and health concerns about radio frequency emissions from wireless devices. These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Updates to Our Regulatory Environment and Risks that Could Affect Our Business and Results.

2  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. More specifically, such statements do not, unless otherwise specified by us, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2007 MD&A.

PRIVATIZATION OF BCE INC.

As announced on June 30, 2007, BCE Inc. entered into a definitive agreement dated June 29, 2007, as subsequently amended (the Definitive Agreement), relating to its privatization through the proposed acquisition by a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity (collectively, the Investor Group) of all of BCE Inc.’s outstanding common and preferred shares (the Privatization). The proposed transaction is to be completed through a plan of arrangement (the Arrangement).
     The following key developments took place with regard to the Privatization since the date of the BCE 2008 First Quarter MD&A:

  In light of the Québec Court of Appeal’s decision on May 21, 2008 to overturn the decision of the Québec Superior Court approving the Arrangement, BCE Inc., Bell Canada and the Purchaser sought and on June 2, 2008 were granted leave to appeal the Québec Court of Appeal’s decision to the Supreme Court of Canada. The hearing of the appeal took place on June 17, 2008.

  On June 20, 2008, the Supreme Court of Canada reversed the Québec Court of Appeal’s decision and reinstated the Québec Superior Court’s order approving the Arrangement, satisfying the court-approval condition for the Privatization.

  The final approval by the Canadian Radio-television and Telecommunications Commission (CRTC) of the Privatization was obtained on June 20, 2008 and Industry Canada’s final approval was received on June 23, 2008.

  On July 4, 2008, BCE Inc. and the Purchaser entered into a final amending agreement (the Final Amending Agreement) further amending the Definitive Agreement. As a result of the execution of the Final Amending Agreement: (i) the purchase price remains $42.75 per common share; (ii) the Purchaser and a group of lenders have delivered fully negotiated and executed credit documents for the purpose of funding the acquisition of BCE Inc., including an executed credit agreement and certain other key financing documents; (iii) the reverse break fee payable by the Purchaser in the circumstances contemplated by the Definitive Agreement has been increased to $1.2 billion; (iv) closing will occur on or before December 11, 2008; and (v) prior to closing, BCE Inc. will not pay dividends on its common shares but will continue to pay dividends on its preferred shares.

  With the receipt of final approvals from the CRTC and Industry Canada, all regulatory approvals required in connection with the Privatization have now been obtained. On July 11, 2008, the Commissioner of Competition extended, under the Competition Act (Canada), the period during which the Privatization may be completed under the original merger notification filing. On August 1, 2008, the U.S. Department of Justice and U.S. Federal Trade Commission have again granted early termination of the Hart-Scott-Rodino waiting period for the Privatization.

For more information, refer to the Definitive Agreement, the Final Amending Agreement, BCE Inc.’s material change reports dated July 5, 2007 and July 10, 2008, BCE Inc.’s management proxy circular dated August 7, 2007, the BCE 2008 First Quarter MD&A, and to BCE Inc.’s 2007 Annual Report, all of which are filed with the Canadian securities commissions (available on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) (available on EDGAR at www.sec.gov), and are also available on BCE Inc.’s web site at www.bce.ca.

BCE INC.  Q2 2008  QUARTERLY REPORT  3

Management’s Discussion and Analysis

QUARTER IN REVIEW

Bell’s operating results in Q2 2008 reflected steadily improving performance in our wireless business, continued sound financial results in video, and a stabilizing rate of revenue erosion in our legacy voice and data services brought about by the positive impact of strategic price increases over the past year and effective management of the pace of business customer migration to IP-based services.
     Building on positive momentum from previous quarters, wireless postpaid subscriber acquisitions gained further traction in Q2 2008, reflecting attractive promotional offers, the availability of a wider array of handsets, and greater retail presence. As a result, we achieved our highest number of wireless postpaid net activations since the fourth quarter of 2005. Lower customer churn, driven largely by our focused retention efforts and continued service improvements, also contributed to this increase. Video net activations in Q2 improved year over year as well, due to higher sales in our call centre channels mainly as a result of the solid customer response to The Bell Better Home campaign (our integrated household marketing strategy) and good customer churn management. However, net Internet subscriber acquisition remained sluggish as a result of ongoing customer service issues, lower overall market demand due to the high broadband Internet penetration rate in Canada and continued competitive household price discounting. In terms of our network access services (NAS), the total number of residential line losses subsided year over year for a third consecutive quarter, due to continued growth in the number of customer winbacks and the effectiveness of our marketing initiatives, which resulted in a lower annualized rate of NAS erosion.
     Solid revenue growth of 1.7% in Q2 2008 at Bell was driven by higher wireless and video revenues, as well as by increased sales of IP and broadband connectivity services and information and communications technology (ICT) solutions to our business and wholesale customers. Lower year-over-year wireline product sales, consistent with our ongoing focus on profitability, moderated overall revenue growth at Bell this quarter.
     Bell’s EBITDA(A) grew 0.4% in Q2 2008. Growth was adversely affected by two unusual items: a $31 million charge related to the Federal Court of Appeal’s decision in respect of video broadcast licence fees for the period from September 2006 to June 2008 and a $14 million charge related to a write-down of assets associated with the termination of Sympatico’s PC equipment sales program. Excluding these items, year-over-year EBITDA growth was 3.6%, reflecting the strong contribution of our wireless segment, driven by double-digit revenue growth and lower subscriber acquisition costs, the continued solid financial performance of our Video, Enterprise and SMB units, ongoing expense management and lower net benefit plans cost.
     Operating revenues for BCE remained relatively unchanged in Q2 2008, decreasing by 0.1% year over year, while EBITDA declined 2.1%. Despite Bell Aliant’s solid performance in the quarter, these results were negatively impacted by the pressures at Bell discussed above as well as by the sale of Telesat Canada (Telesat) on October 31, 2007. As a result of the sale, BCE’s results of operation no longer reflect Telesat’s contribution, while results for Q2 2007 include Telesat.
     BCE’s free cash flow(B) improved significantly year over year, increasing to $410 million in Q2 2008 from $237 million in Q2 2007. The $173 million improvement was due mainly to an increase in cash flows from operating activities, lower capital expenditures, and decreased cash dividends/distributions paid by subsidiaries to non-controlling interest.

Bell Customer Connections

	Q2 2008	TOTAL
	NET	CONNECTIONS
(in thousands)	ACTIVATIONS	JUNE 30, 2008

Network access services (NAS)	(132)	7,608
Wireless(1)	83	6,332
High-speed Internet	(1)	2,013
Video	8	1,831

(1) Total wireless net activations and end-of-period subscribers include all of Virgin Mobile Canada’s (Virgin) subscribers.

(A) EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.
(B) Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

4  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

OTHER CORPORATE DEVELOPMENTS

New executive team

On July 11, 2008, George Cope was appointed to the boards of directors and named President and Chief Executive Officer of BCE Inc. and Bell Canada. As previously announced, Mr. Cope also will lead the company following the completion of its acquisition by the Investor Group. In conjunction with this announcement, a streamlined organizational structure and new executive team led by Mr. Cope was unveiled. The new executive team emphasizes the organization’s focus on the customer experience and improved service delivery, while reducing the total number of BCE Inc. and Bell executives from 17 to 12. The team has also developed a strategic operating plan that will quickly re-focus the organization on improving the customer experience, while rolling out competitive new service, network and marketing initiatives.

Management restructuring

On July 28, 2008, BCE Inc. announced it will reduce the size of the Bell management team as part of an organizational realignment focused on achieving a competitive cost structure. The number of management departures at Bell will total approximately 2,500, representing approximately 6% of the total Bell workforce or about 15% of management. The estimated cost related to the workforce reductions is approximately $230 million. Combined with other reductions undertaken earlier this year, the changes are expected to provide annualized savings of approximately $300 million. Non-management front-line service positions are not affected.

Labour agreement reached

On May 30, 2008, Bell Canada was advised by the Communications, Energy and Paperworkers’ Union of Canada that the proposed settlement tabled on May 5, 2008 was approved by the craft and services employees represented by the union and that, accordingly, a new contract for Bell Canada’s technicians had been ratified. The new collective agreement that was signed on June 5, 2008, and came into effect on that date, will expire on November 30, 2012. The approximately 5,000 craft and services employees covered by this collective agreement are technicians who mainly serve business customers in the major urban centres of Ontario and Québec.

BCE INC.  Q2 2008  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2008			2007			2006

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues	4,422	4,380	4,537	4,484	4,427	4,374	4,519	4,395
EBITDA	1,741	1,749	1,672	1,792	1,779	1,742	1,640	1,711
Depreciation	(612)	(623)	(616)	(649)	(650)	(632)	(641)	(625)
Amortization of intangible assets	(176)	(195)	(167)	(163)	(155)	(154)	(154)	(160)
Restructuring and other	(71)	(283)	(146)	(78)	(71)	(36)	(91)	(125)

Operating income	882	648	743	902	903	920	754	801
Earnings from continuing operations	411	290	2,408	445	565	529	715	324
Discontinued operations	(19)	(1)	(20)	(5)	135	–	2	(22)

Net earnings	392	289	2,388	440	700	529	717	302
Net earnings applicable to common shares	361	258	2,354	406	667	499	699	285
Included in net earnings:
Net gains/(losses) on investments
Continuing operations	4	(2)	1,883	7	132	103	410	8
Discontinued operations	(20)	–	(13)	–	135	1	2	(12)
Restructuring and other	(48)	(197)	(93)	(43)	(45)	(25)	(66)	(70)
Costs incurred to form Bell Aliant	–	–	–	–	–	–	–	(28)

Net earnings per common share
Continuing operations – basic	0.47	0.32	2.95	0.51	0.66	0.62	0.83	0.38
Continuing operations – diluted	0.47	0.32	2.94	0.51	0.66	0.62	0.83	0.38
Net earnings – basic	0.45	0.32	2.93	0.50	0.83	0.62	0.84	0.36
Net earnings – diluted	0.45	0.32	2.92	0.50	0.83	0.62	0.84	0.36
Average number of common shares outstanding – basic (millions)	805.6	805.3	805.2	804.9	803.2	806.0	811.6	818.8

6  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q2 2008 and YTD 2008 compared with Q2 2007 and YTD 2007. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
     We have not restated financial information for prior periods to reflect the sale of Telesat on October 31, 2007 as we have continuing commercial arrangements between Telesat and Bell ExpressVu that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result, a comparison of BCE’s performance for Q2 2008 and YTD 2008 as compared to Q2 2007 and YTD 2007 is less meaningful as Q2 2007 and YTD 2007 include Telesat results for the second quarter and first half of the year.

CONSOLIDATED ANALYSIS

	Q2 2008	Q2 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Operating revenues	4,422	4,427	(0.1%)	8,802	8,801	0.0%
Cost of revenue, exclusive of depreciation and amortization	(1,089)	(990)	(10.0%)	(2,154)	(1,973)	(9.2%)
Selling, general and administrative expenses	(1,592)	(1,658)	4.0%	(3,158)	(3,307)	4.5%

EBITDA	1,741	1,779	(2.1%)	3,490	3,521	(0.9%)
Depreciation	(612)	(650)	5.8%	(1,235)	(1,282)	3.7%
Amortization of intangible assets	(176)	(155)	(13.5%)	(371)	(309)	(20.1%)
Restructuring and other	(71)	(71)	0.0%	(354)	(107)	n.m.

Operating income	882	903	(2.3%)	1,530	1,823	(16.1%)
Other income (expense)	3	(21)	n.m.	26	112	(76.8%)
Interest expense	(193)	(220)	12.3%	(391)	(435)	10.1%

Pre-tax earnings from continuing operations	692	662	4.5%	1,165	1,500	(22.3%)
Income taxes	(193)	(10)	n.m.	(302)	(223)	(35.4%)
Non-controlling interest	(88)	(87)	(1.1%)	(162)	(183)	11.5%

Earnings from continuing operations	411	565	(27.3%)	701	1,094	(35.9%)
Discontinued operations	(19)	135	n.m.	(20)	135	n.m.

Net earnings	392	700	(44.0%)	681	1,229	(44.6%)
Dividends on preferred shares	(31)	(33)	6.1%	(62)	(63)	1.6%

Net earnings applicable to common shares	361	667	(45.9%)	619	1,166	(46.9%)

Earnings per share (EPS)	0.45	0.83	(45.8%)	0.77	1.45	(46.9%)

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE were $4,422 million in Q2 2008 and $8,802 million in the first six months of 2008, compared with $4,427 million and $8,801 million in the same respective periods in 2007. Despite higher revenues at Bell and Bell Aliant, the small year-over-year decreases in total operating revenues were attributable to the sale of Telesat on October 31, 2007, which contributed revenues of $161 million in Q2 2007 and $283 million in the first half of 2007.
     Bell’s revenues grew 1.7% to $3,700 million in Q2 2008 from $3,637 million in Q2 2007. The year-over-year increase was driven by revenue growth of 10.7% at Bell Wireless, reflecting the combined impact of a larger customer base and higher postpaid ARPU. This increase was offset partly by a 1.6% decline at our Bell Wireline segment brought about largely by the loss of residential local voice and long distance business to alternative service providers, competitive pressures in our wholesale business, and lower overall product sales consistent with our continued focus on not pursuing low-margin business. However, growth in revenues from video, Internet, IP broadband connectivity and ICT services, as well as an adverse revenue impact in Q2 2007 from the net effect of a regulatory ruling related to pricing for basic service extension features (BSEF) and a reversal of an accounting provision related to the Price Caps deferral account moderated the year-over-year decline in Bell Wireline’s revenues this quarter.
     Similarly, in the first half of 2008, Bell’s revenues rose 2.1% to $7,353 million from $7,205 million in the same six-month period in 2007, reflecting a 9.7% increase at Bell Wireless, offset partly by a 0.7% decline at Bell Wireline.
     Revenues from Bell’s growth services portfolio, comprised of wireless, video, high-speed Internet, and other services such as ICT solutions, which grew by 8.3% this quarter and 8.5% year to date, accounted for 59% and 58% of Bell’s revenues at the end of the second quarter and first six months of 2008, compared with 55% at the end of the corresponding periods in 2007.
     Revenues at Bell Aliant were 2.4% higher in the second quarter of 2008 and 2.0% greater in the first half of this year, compared with the same periods in 2007, as the increase in revenues from growth in data (including Internet), wireless and IT services exceeded the decline in revenues from the continued erosion of its local wireline and long distance businesses.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

BCE INC.  Q2 2008  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Operating Expenses

Total operating expenses at BCE increased 1.2% in Q2 2008 to $2,681 million from $2,648 million in Q2 2007 and 0.6% to $5,312 million in the first half of 2008 from $5,280 million in the same six-month period last year. The year-over-year increases were due to higher cost of revenue, offset partly by lower selling, general and administrative expenses. Operating expenses in 2007 included the results for Telesat until its sale on October 31, 2007.
     Cost of revenue was $1,089 million in the second quarter of 2008, compared with $990 million in the same quarter last year, representing a year-over-year increase of 10%. Similarly, cost of revenue in the first six months of 2008 increased 9.2% to $2,154 million from $1,973 million in the corresponding period in 2007. In both cases, higher cost of revenue, year over year, was due primarily to increased service and product revenues at both Bell and Bell Aliant that resulted in:

  higher wireless operating expenses in support of data revenue growth, driven by data content, licensing costs related to data services, and increased roaming costs related to data usage, as well as incremental network costs to accommodate a larger subscriber base and growth in total minutes of voice usage higher cost of product sales at Bell Wireless as a result of increased wireless gross subscriber activations and a higher number of handset upgrades higher cost of product sales at Bell Aliant due mainly to increased IT-related sales.

A $31 million charge related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 also adversely affected cost of revenue year over year in 2008.
     These factors were partly offset by lower network termination costs from reduced southbound call traffic to the United States, lower cost of product sales at Bell Wireline driven primarily by reduced equipment sales under Sympatico’s PC equipment sales program, lower customer premise equipment (CPE) sales at our Bell West unit, as well as by the positive impact of ongoing productivity initiatives.
     Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees, and rent.
     Selling, general and administrative expenses decreased 4.0% to $1,592 million in Q2 2008 from $1,658 million in the same quarter in 2007. The year-over-year improvement can be attributed mainly to:

  lower labour costs at Bell from a reduced workforce

  decreased operating taxes primarily resulting from declining capital tax rates decreased advertising and promotion costs and lower wireless handset subsidies at Bell Mobility productivity initiatives at Bell Aliant

  lower net benefit plans cost.

These lower costs were partly offset by a number of cost increases, which included:

  higher outsourcing costs related to increased contact centre call volumes and IT service contract labour increased customer retention costs related to a greater number of wireless handset upgrades and local telephone customer winbacks increased wireless sales commissions

  increased asset write-downs related to the termination of Sympatico’s PC equipment sales program higher fleet expenses as a result of increased fuel costs.

Year-to-date selling, general and administrative expenses declined 4.5% to $3,158 million from $3,307 million in 2007 for primarily the same reasons as in Q2 2008. Higher labour costs at Bell Aliant, due to annual employee wage increases and increased outsourcing of professional services, also negatively impacted selling, general and administrative expenses in the first half of 2008.

Operating Income

BCE’s operating income in the second quarter of 2008 decreased 2.3% to $882 million from $903 million in the same quarter last year, due mainly to no operating income being recorded for Telesat in Q2 2008 as a result of its sale on October 31, 2007 compared with $60 million in Q2 2007, and to lower operating income at Bell. Improved operating performance at Bell Aliant, driven mainly by higher revenues and careful control over operating expenses, moderated the year-over-year decline in operating income at BCE.
     Operating income at Bell totalled $682 million this quarter, down 0.6% from $686 million in Q2 2007. Higher operating expenses, primarily at our Bell Wireless segment as described above, and increased depreciation and amortization expense were largely offset by higher total operating revenues and lower net benefit plans cost. A $31 million charge related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a $14 million charge related to a write-down of assets associated with the termination of Sympatico’s PC equipment sales program also adversely impacted Bell’s operating income this quarter. Adjusting for these items, Bell’s operating income in Q2 2008 grew 6.0% year over year.

8  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     Year to date, operating income was $1,530 million at BCE and $1,154 million at Bell, representing declines of 16.1% and 17.6%, respectively, over the first six months of 2007. In both cases, the year-over-year decrease was due largely to higher restructuring and other charges arising mainly from amounts recorded as a result of the CRTC’s decision in the first quarter of 2008 to approve the use of deferral account funds for uneconomic broadband expansion, transaction and related costs associated with the proposed Privatization, workforce reduction initiatives, and the relocation of employees and closing of real estate facilities that are no longer needed because of a reduced workforce and our planned move to campus environments in Calgary, Toronto and Montréal. BCE’s operating income before restructuring and other(A) in the first six months of 2008 was $1,884 million or 2.4% lower than the $1,930 million reported in the corresponding period last year, primarily because Telesat contributed $98 million of operating income in the first half of 2007, while Bell’s operating income before restructuring and other remained virtually unchanged year over year at $1,508 million compared with $1,510 million in the same respective periods.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
     See Updates to Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues – Commitment Under the CRTC Deferral Account Mechanism for a discussion of the charges recorded for uneconomic broadband expansion.

EBITDA

EBITDA at BCE decreased 2.1% this quarter and 0.9% year to date to $1,741 million and $3,490 million, respectively, from $1,779 million and $3,521 million in the corresponding periods in 2007, due to the sale of Telesat on October 31, 2007 that resulted in no EBITDA being recorded for Telesat in our consolidated results in 2008, compared with $93 million in Q2 2007 and $160 million in the first half of 2007. Higher EBITDA at both Bell and Bell Aliant moderated the year-over-year declines.
     Bell’s EBITDA totalled $1,405 million in Q2 2008, up 0.4% compared with $1,399 million in Q2 2007. Year-to-date EBITDA at Bell improved 1.6% to $2,825 million in 2008 from $2,780 million last year. The year-over-year increases were driven by higher EBITDA at Bell Wireless, which more than offset lower EBITDA at our Bell Wireline segment.
     Bell Wireless’ EBITDA growth in both the second quarter and first six months of 2008 was driven primarily by higher revenues and lower subscriber acquisition costs, which more than offset the negative impact of higher cost of revenue and increased customer retention and handset upgrade spending resulting from a larger subscriber base year over year.
     EBITDA at our Bell Wireline segment declined year over year, mainly reflecting the loss of higher-margin legacy voice and data revenues, higher selling, general and administrative costs, as well as an adverse impact from two unusual items: a $31 million charge related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a $14 million charge related to a write-down of assets associated with the termination of Sympatico’s PC equipment sales program. Adjusting for these two unusual items, Bell’s EBITDA growth in the second quarter and first half of 2008 was 3.6% and 3.2% respectively.
     Bell Aliant’s EBITDA increased both in the second quarter and first six months of 2008. The year-over-year improvements were attributable to higher revenues, lower selling, general and administrative expenses and lower net benefit plans cost, offset partly by higher cost of revenue related mainly to increased product sales and higher labour costs resulting from annual wage increases, increased IT service contract labour, and increased outsourcing of professional services.
     Lower net benefit plans cost had a positive impact on EBITDA for all of BCE’s segments in both the second quarter and first six months of 2008. Net benefit plans cost totalled $70 million this quarter and $141 million year to date, representing decreases of 29% and 30% respectively, compared with $98 million and $200 million in the same periods in 2007. The decline was due primarily to lower amortization of actuarial losses, driven by a higher discount rate and the impact of prior period gains, as well as by a greater asset base partly offset by a lower return on assets attributable to a decrease in the expected rate of return.

Depreciation and Amortization of Intangible Assets

Depreciation and amortization of intangible assets of $788 million in Q2 2008 represented a decrease of $17 million, or 2.1%, compared to $805 million for the same periods last year. The $17 million decrease reflects a decrease from the sale of Telesat partly offset by an increase of $4 million, or 0.5%, from our ongoing operations.
     Depreciation and amortization of intangible assets of $1,606 million on a year-to-date basis in 2008 increased by $15 million, or 0.9%, compared to $1,591 million for the same period last year. The $15 million increase reflects an increase of $52 million, or 3.3%, from our ongoing operations partly offset by a decrease from the sale of Telesat. The increase of $52 million was due to a $23 million charge as a result of an impairment of certain fixed assets in Q1 2008, a charge of $16 million at Bell Aliant on the finalization of the purchase price allocation related to its privatization of the Bell Nordiq Income Fund (Bell Nordiq) in Q1 2007 and an increase in our capital asset base from higher investment in the growth areas of the business.

(A) Operating income before restructuring and other is a non-GAAP financial measure. See Non-GAAP Financial Measures – Operating income before restructuring and other contained in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q2 2008  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Restructuring and Other

We recorded restructuring and other of $71 million in Q2 2008 and $354 million on a year-to-date basis in 2008. These included:

  charges of $15 million in Q2 2008 and $32 million on a year-to-date basis in 2008 related to workforce reduction initiatives for the involuntary departure of approximately 180 employees in Q2 2008 and 370 employees on a year-to-date basis charges of $15 million in Q2 2008 and $9 million on a year-to-date basis in 2008 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce. In Q1 2008, we recorded a recovery of $6 million relative to real estate facilities no longer needed as a result of higher than expected sublease rental revenue.

  charges of $41 million in Q2 2008 and $313 million on a year-to-date basis in 2008 related primarily to a charge of $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 to approve the use of the deferral account funds for the uneconomic expansion of broadband to an additional 86 communities, as discussed under Updates to Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues – Commitment Under the CRTC Deferral Account Mechanism, employee retention costs and costs associated with the Privatization. We expect to incur additional costs of approximately $200 million to complete the Privatization through to the closing relating mainly to financial advisory, professional and consulting fees.

Other Income (Expense)

Other income of $3 million in Q2 2008 represented an increase of $24 million compared to other expense of $21 million for the same period last year. The increase arose mainly from higher interest income due to an increase in temporary cash investments and lower foreign exchange losses in Q2 2008.
     Other income of $26 million on a year-to-date basis in 2008 represented a decrease of $86 million, or 77%, compared to other income of $112 million for the same period last year. The decrease arose mainly from a $92 million dilution gain recorded in Q1 2007 resulting from an issuance of units by Bell Aliant, in which we did not participate, in conjunction with its privatization of Bell Nordiq.

Interest Expense

Interest expense of $193 million in Q2 2008 and $391 million on a year-to-date basis in 2008 represented decreases of $27 million and $44 million, or 12.3% and 10.1%, respectively, compared to $220 million and $435 million for the same periods last year as a result of lower average debt levels.

Income Taxes

Income taxes of $193 million in Q2 2008 represented an increase of $183 million compared to $10 million for the same period last year. This increase resulted mainly from the reversal of a tax liability due to the settlement in Q2 2007 of an uncertain tax position in connection with the sale of an investment in a prior year.
     Income taxes of $302 million on a year-to-date basis in 2008 represented an increase of $79 million, or 35%, compared to $223 million for the same period last year. The increase related mainly to the item noted above, as well as the non-taxable dilution gain from the issuance of units by Bell Aliant in conjunction with the privatization of Bell Nordiq in Q1 2007. The increase was partly offset by lower pre-tax earnings in 2008 primarily as a result of the charge for uneconomic broadband expansion as approved by the CRTC.

Non-Controlling Interest

Non-controlling interest of $88 million in Q2 2008 remained relatively stable compared to $87 million for the same period last year. Non-controlling interest of $162 million on a year-to-date basis in 2008 represented a decrease of $21 million, or 11.5%, compared to $183 million for the same period last year. The year-to-date decrease was mainly due to Bell Aliant’s increased amortization expense for finite-life intangible assets resulting from the finalization of the purchase price allocation in Q1 2008 relating to its privatization of Bell Nordiq.

Discontinued Operations

The net loss from discontinued operations of $19 million in Q2 2008 and $20 million on a year-to-date basis in 2008 represented a write-down to net realizable value related to the future sale of certain of our businesses.
     The net gain from discontinued operations of $135 million in Q2 2007 and on a year-to-date basis in 2007 related mainly to Bell Aliant’s gain on sale of its directory business, Aliant Directory Services (ADS) of approximately $110 million.

10  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Net Earnings and Earnings per Share

Net earnings applicable to common shares for Q2 2008 were $361 million, or $0.45 per common share, which represents a decrease of 46% compared with net earnings of $667 million, or $0.83 per common share, for the same period last year. Included in net earnings in the second quarter of 2008 was a net charge of $48 million for restructuring and other and a net loss on investments of $16 million mainly from discontinued operations. In the second quarter of 2007, net earnings included a net charge of $45 million for restructuring and other and net gains on investments of $267 million. Net gains on investments included the reversal of a tax liability due to the settlement of an uncertain tax position in connection with the sale of an investment in a prior year and a net gain from discontinued operations of $110 million on Bell Aliant’s sale of ADS.
     Excluding the impact of restructuring and other and net gains on investments(A), net earnings of $425 million in the quarter decreased by $20 million, or 4.5%, from net earnings of $445 million in Q2 2007. The year-over-year decrease of $20 million in Q2 2008 can be attributed to lower EBITDA and higher income tax expense, partly offset by higher interest income. Consequently, on an EPS basis, net earnings before restructuring and other and net gains on investments decreased by $0.03 per common share, or 5.4% year over year, from $0.56 to $0.53.
     On a year-to-date basis, net earnings applicable to common shares were $619 million, or $0.77 per common share, which represented a decrease of 47% compared to net earnings of $1,166 million, or $1.45 per common share, for the same period last year. Included in net earnings on a year-to-date basis in 2008 was a net charge of $245 million for restructuring and other, which includes a charge of $166 million for uneconomic broadband expansion, and net loss on investments of $18 million mainly from discontinued operations. In 2007, net earnings included a net charge of $70 million for restructuring and other and net gains on investment of $371 million. Net gains on investments includes the items in Q2 2007 noted above as well as a $92 million dilution gain as a result of the issuance of Bell Aliant units in conjunction with the privatization of Bell Nordiq.
     Excluding the impact of these items, net earnings of $882 million increased by $17 million, or 2.0%, from net earnings of $865 million in the first six months of 2007. The year-over-year increase of $17 million can be attributed to lower interest expense due to lower debt levels partly offset by higher income tax expense and higher depreciation and amortization expense. Consequently, on an EPS basis, net earnings before restructuring and other and net gains on investments increased by $0.02 per common share, or 1.9%, year over year, from $1.08 to $1.10.

SEGMENTED ANALYSIS

OPERATING REVENUES	Q2 2008	Q2 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Bell Wireline	2,600	2,641	(1.6%)	5,229	5,266	(0.7%)
Bell Wireless	1,121	1,013	10.7%	2,162	1,971	9.7%
Inter-segment eliminations	(21)	(17)	(23.5%)	(38)	(32)	(18.8%)

Bell	3,700	3,637	1.7%	7,353	7,205	2.1%
Bell Aliant	846	826	2.4%	1,711	1,677	2.0%
Telesat	–	161	n.m.	–	283	n.m.
Inter-segment eliminations	(124)	(197)	37.1%	(262)	(364)	28.0%

Total operating revenues	4,422	4,427	(0.1%)	8,802	8,801	0.0%

OPERATING INCOME	Q2 2008	Q2 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Bell Wireline	366	398	(8.0%)	545	821	(33.6%)
Bell Wireless	316	288	9.7%	609	579	5.2%

Bell	682	686	(0.6%)	1,154	1,400	(17.6%)
Bell Aliant	200	183	9.3%	376	360	4.4%
Telesat	–	60	n.m.	–	98	n.m.
Inter-segment eliminations	–	(26)	n.m.	–	(35)	n.m.

Total operating income	882	903	(2.3%)	1,530	1,823	(16.1%)

n.m.: not meaningful

(A) Net earnings before restructuring and other and net gains on investments is a non-GAAP financial measure. See Non-GAAP Financial Measures – Net earnings before restructuring and other and net gains on investments in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q2 2008  QUARTERLY REPORT  11

Management’s Discussion and Analysis

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q2 2008	Q2 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Local and access	845	918	(8.0%)	1,702	1,835	(7.2%)
Long distance	298	307	(2.9%)	596	617	(3.4%)
Data	900	867	3.8%	1,807	1,747	3.4%
Video	356	322	10.6%	712	636	11.9%
Equipment & other	153	184	(16.8%)	317	346	(8.4%)

Total external revenues	2,552	2,598	(1.8%)	5,134	5,181	(0.9%)
Inter-segment revenues	48	43	11.6%	95	85	11.8%

Total Bell Wireline revenue	2,600	2,641	(1.6%)	5,229	5,266	(0.7%)

Bell Wireline’s revenues totalled $2,600 million in Q2 2008, down 1.6% from $2,641 million in Q2 2007. Year-over-year revenue improvements of $34 million in video and $33 million in data were more than offset by decreases of $73 million, $9 million and $31 million in local and access, long distance, and equipment sales and other, respectively. A $5 million year-over-year increase in inter-segment revenues accounted for the remaining difference.
     Year to date, Bell Wireline’s revenues declined 0.7% to $5,229 million, compared with $5,266 million in the first six months of 2007. Decreases of $133 million in local and access, $21 million in long distance, and $29 million in equipment sales and other revenues were moderated by increases of $76 million in video and $60 million in data. Higher inter-segment revenues totalling $10 million accounted for the remaining difference year over year.

Local and access

Local and access revenues of $845 million in Q2 2008 and $1,702 million year to date, represented declines of 8.0% and 7.2%, respectively, compared with $918 million and $1,835 million in the same periods in 2007. The year-over-year decreases were due largely to ongoing residential NAS erosion and the related loss of revenue from optional features, as well as to discounts and other promotional incentives associated with marketing initiatives centred on our Home Phone service packages and residential customer winback activities. The reversal of a regulatory provision in Q2 2007 related to the Price Caps deferral account also adversely affected the year-over-year decrease in local and access revenues. The positive revenue impact of price increases over the past year on certain basic voice products and various other business and wholesale access services helped to moderate the decreases in local and access revenues in both the second quarter and first half of 2008.
     At June 30, 2008, our combined residential and business NAS customer base totalled 7,608,000 lines, down from 8,524,000 at the end of Q2 2007. This corresponds to an annualized rate of NAS erosion of 10.7% compared with 4.7% in Q2 2007. The higher annualized rate of NAS erosion this quarter was negatively impacted by a number of adjustments that we made at the beginning of 2008. At that time, we adjusted our beginning-of-period business NAS customer base to write-off 273,000 lines following notification from a major wholesale customer in the fourth quarter of 2007 that it was in the process of migrating all its subscribers onto its own network facilities. In addition, we adjusted our beginning-of-year residential NAS subscriber count by 44,000 to reflect the results of an extensive review of our historical records. Excluding the impact of these adjustments, our annualized rate of NAS erosion and total NAS line losses in the second quarter and first half of 2008 were 6.2%, 132,000, and 251,000 respectively, compared with 6.9%, 171,000, and 324,000 in the same periods in 2007. The approximate 23% year-over-year improvement in adjusted total NAS line losses in both the second quarter and first six months of 2008 can be attributed to an increased number of customer winbacks and the effectiveness of our Bell Better Home marketing campaign, despite ongoing aggressive competition from major cable television operators for local telephone service, reduced wholesale demand for local access lines, continuing losses to competitive local exchange carriers, and wireline to wireless substitution. At the end of Q2 2008, we had 4,375,000 residential lines and 3,233,000 business lines, compared with an adjusted customer base of 4,827,000 and 3,288,000, respectively, one year earlier.

12  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Long distance

Long distance revenues totalled $298 million and $596 million in the second quarter and first half of 2008, respectively, compared with $307 million and $617 million in the same periods in 2007. The year-over-year decreases of 2.9% and 3.4% reflected the effects of ongoing NAS erosion, technological substitution to wireless and Internet, toll competition, pricing pressures across our business and wholesale markets, and lower rates on cross-border exchange traffic, all of which contributed to a reduction in the total volume of minutes. Although long distance revenues continued to erode, the year-over-year rate of reduction in Q2 2008 improved for a tenth consecutive quarter, mainly as a result of an increase in the monthly network usage charge from $4.50 to $5.95 for residential customers introduced in Q3 2007 and to higher per-minute rates applied starting in the first quarter of 2008.
     Consistent with NAS erosion and competitive substitution, total minute volumes decreased by 8.1% in Q2 2008 to 2,985 million conversation minutes from 3,249 million in Q2 2007 and by 8.8% in the first half of 2008 to 5,915 million conversation minutes from 6,489 million in the same six-month period last year. The year-over-year declines reflected lower domestic and overseas minute volumes in both our consumer and business sectors, as well as competitive pressures in wholesale. Although overall minutes of usage decreased year over year, average revenue per minute (ARPM) increased by $0.001 this quarter and $0.002 year to date to $0.089 and $0.091 from $0.088 and $0.089 in the same respective periods in 2007, due primarily to the positive impact of price increases.

Data

Data revenues grew 3.8% in Q2 2008 to $900 million, up from $867 million in the same quarter last year. Similarly, in the first six months of 2008, data revenues were 3.4% higher year over year, increasing to $1,807 million from $1,747 million in 2007. The main drivers of data revenue growth in 2008 included higher Internet revenues, stemming from an increase in the total number of high-speed Internet customer connections and price increases applied by both our Internet and SMB units over the past year, higher IP and broadband connectivity services revenue generated by business and wholesale customers, increased sales of ICT professional services solutions to Enterprise customers, and growth in sales of desktop and hosted value-added services to SMB customers. Higher Internet portal revenues and a charge recorded in Q2 2007 in respect of a regulatory ruling related to BSEF also contributed to the year-over-year improvements in data revenues in 2008. These factors, which had a positive impact on data revenues in the second quarter and first half of 2008, were partly offset by lower revenues from legacy products and services, as well as by decreased sales of data equipment as we continued to de-emphasize lower-margin infrastructure sales. Legacy data revenues continued to erode mainly as a result of business customer migration to IP-based systems, the ongoing transfer of services by wholesale customers onto their own network facilities, and competitive pricing pressures.
     Our high-speed Internet net activations were negative 1,000 this quarter, compared with 25,000 in Q2 2007. In the first six months of 2008, we added 9,000 new net high-speed Internet subscribers, compared with 66,000 in the same period last year. At June 30, 2008, we had 2,013,000 high-speed Internet subscribers, representing a 3.4% increase since the end of Q2 2007. The year-over-year decreases in net activations can be attributed primarily to ongoing customer service issues, weaker sales in our retail channels as a result of fewer promotional offers in the market from Sympatico, our competitors’ relatively more aggressive acquisition offers that feature free installation, free value-added services and unlimited usage plans, and lower overall market demand due to the relatively high broadband Internet penetration rate in Canada. Higher wholesale demand for access service connections and increased sales of Sympatico’s WiMax service in both the second quarter and first half of 2008 moderated the year-over-year decreases in net subscriber activations.

Video

Video revenues totalled $356 million in Q2 2008 and $712 million in the first six months of 2008, representing growth rates of 10.6% and 11.9%, respectively, compared with revenues of $322 million and $636 million in the same periods in 2007. The year-over-year improvements were driven mainly by higher ARPU and a larger customer base. Video ARPU grew considerably year over year, increasing by $6 to $64 per month in the second quarter of 2008 and by $7 to $65 per month in the first half of 2008, primarily as a result of customer upgrades to higher-priced programming packages, price increases implemented over the past year, a new monthly $3 digital access fee introduced at the beginning of 2008, and higher rental revenue from increased set-top box rentals.
     We added 8,000 net new video subscribers in Q2 2008, compared with negative net activations of 7,000 in the same quarter in 2007. This brought the total number of net new activations in the first half of 2008 to 9,000, up from negative net activations of 3,000 in the corresponding six-month period in 2007. The year-over-year improvement can be attributed mainly to higher sales in our call centre channels mainly as a result of our integrated household strategy marketing campaign (The Bell Better Home program) and lower customer churn. At June 30, 2008, our video subscriber base totalled 1,831,000.
     Our video churn rate decreased to 1.1% in both the second quarter and first half of 2008 from 1.3% and 1.2%, respectively, in the same corresponding periods in 2007. The year-over-year improvement was due mainly to our customer retention efforts, despite a relatively higher number of customers coming off contracts, aggressive hardware offers from our cable competitors, and various price increases over the past year. However, our churn rate in Q2 2007 was negatively impacted by the deactivation of 8,000 non-paying customers incremental to the normal run rate as we accelerated the processing of accounts in collection.

BCE INC.  Q2 2008  QUARTERLY REPORT  13

Management’s Discussion and Analysis

Equipment sales & other

Equipment sales and other revenues decreased 16.8% this quarter and 8.4% year to date to $153 million and $317 million, respectively, from $184 million and $346 million in the same period in 2007. The year-over-year declines were due primarily to reduced CPE sales at our Bell West unit and lower overall sales and reduced maintenance of legacy voice equipment to our business customers, which is consistent with our continued focus on not pursuing low-margin business.

Bell Wireline Operating Income

Operating income for our Bell Wireline segment decreased 8.0% in Q2 2008 to $366 million from $398 million in the same quarter in 2007, mainly as a result of the following:

  loss of higher-margin legacy voice and data revenues, due to erosion of our residential NAS customer base and business customer migration towards IP-based networks the Federal Court of Appeal’s decision in respect of CRTC video licence fees relating to the period from September 2006 to June 2008 higher outsourcing costs related to increased contact centre call volumes and IT service contract labour increased bad debt expense resulting mainly from asset write-downs related to the termination of Sympatico’s PC equipment sales program and from our ongoing focus on accounts receivable collections and cash flow higher fleet expenses due to increased fuel costs.

These factors, which had an unfavourable year-over-year impact on operating income, were offset partly by:

  higher video, IP, broadband connectivity and ICT services revenues lower cost of product sales consistent with a decrease in overall equipment sales lower cost of goods sold due to reduced long distance traffic and lower international rates lower labour costs from a reduced workforce and lower compensation expense ongoing productivity improvements

  lower net benefit plans cost.

Adjusting for a $31 million charge related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a $14 million charge related to a write-down of assets associated with the termination of Sympatico’s PC equipment sales program, Bell Wireline’s operating income in Q2 2008 increased 3.3% year over year.
     In the first half of 2008, our Bell Wireline segment reported operating income of $545 million, down from $821 million in the same six-month period in 2007. The year-to-date results for 2008 included restructuring and other charges totalling $343 million, reflecting amounts recorded for uneconomic broadband expansion as part of the CRTC’s decisions relating to the use of deferral account funds, costs associated with the proposed Privatization, workforce reduction initiatives, and the relocation of employees and closing of real estate facilities that are no longer needed. This compared with restructuring and other charges of $110 million in the first six months of 2007. Excluding the impact of these items, operating income before restructuring and other in the first half of 2008 decreased 4.6% year over year, primarily for the same reasons as described above for the second quarter of 2008.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q2 2008	Q2 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Network	1,006	923	9.0%	1,961	1,812	8.2%
Equipment	102	75	36.0%	176	132	33.3%

Total external revenues	1,108	998	11.0%	2,137	1,944	9.9%
Inter-segment revenues	13	15	(13.3%)	25	27	(7.4%)

Total Bell Wireless revenue	1,121	1,013	10.7%	2,162	1,971	9.7%

Bell Wireless operating revenues, comprised of network and equipment revenues, increased 10.7% and 9.7% to $1,121 million and $2,162 million, respectively, in the second quarter and first half of 2008 from $1,013 million and $1,971 million in the same periods in 2007. Year over year, wireless network revenues grew 9.0% to $1,006 million in Q2 2008 and 8.2% to $1,961 million in the first six months of 2008, driven by higher postpaid ARPU and continued subscriber base growth. Equipment revenues in the second quarter and first half of 2008 improved 36.0% and 33.3% to $102 million and $176 million, respectively, compared with $75 million and $132 million for the same periods in 2007. The year-over-year increases in equipment revenues reflected a higher volume of handset sales driven by a higher number of gross activations and customer upgrades associated with the growing subscriber base, as well as an increase in the number of higher-end data devices sold.

14  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     Postpaid ARPU increased $1, year over year, to $66 per month in Q2 2008 and to $65 per month in the first half of 2008, largely as a result of higher data usage. Prepaid ARPU in Q2 2008 was unchanged year over year at $17 per month, but increased $1 to $17 per month in the first six months of 2008, due mainly to increased data usage and higher minutes of usage. On a combined postpaid and prepaid basis, blended ARPU remained stable year over year in both the second quarter and first half of 2008 at $54 per month and $53 per month, respectively, compared with the same periods in 2007.
     Gross wireless activations improved 0.5% in Q2 2008 and 8.3% in the first half of 2008 to 391,000 and 742,000, respectively, compared with 389,000 and 685,000 in the same periods in 2007. The year-over-year increases were due primarily to higher postpaid gross activations, which grew by 11.0% this quarter and 14.2% year to date, reflecting attractive promotional offers, the availability of a wider array of handsets, an increased number of points of sale, and Virgin’s introduction of postpaid rate plans at the beginning of the year. The 14.3% decrease in prepaid gross activations in Q2 2008 can be attributed mainly to Virgin and the continued strong focus on postpaid customer acquisition at Bell Mobility.
     Our blended churn rate decreased to 1.6% in both the second quarter and first half of 2008, compared with 1.8% and 1.7% in the same respective periods last year, reflecting both lower postpaid and prepaid churn. Postpaid churn decreased to 1.1% in Q2 2008 and 1.2% year to date from 1.4% and 1.3% in the same periods in 2007, due mainly to our customer retention and service improvement strategies. Prepaid churn improved 0.1 percentage points, year over year, to 3.0% in Q2 2008 and 2.9% year to date, reflecting a decrease in the number of inactive customer account deactivations.
     As a result of higher postpaid gross activations, our total wireless net activations increased by 32% year over year to 83,000 this quarter from 63,000 in Q2 2007 and by 54% to 117,000 in the first six months of 2008 from 76,000 in the same period last year. Postpaid net activations increased significantly year over year, totalling 111,000 this quarter and 139,000 in the first half of the year, compared with 43,000 and 53,000 in the corresponding periods in 2007. At June 30, 2008, we provided service to 6,332,000 wireless subscribers, representing a 7.6% increase since the end of Q2 2007.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $316 million in Q2 2008, up 9.7% from $288 million in the same quarter last year, primarily as a result of higher revenues and lower subscriber acquisition costs. Subscriber acquisition costs are comprised mainly of handset subsidies, sales commissions and marketing expenses. The year-over-year increase in operating income was partly offset by increased network operating expenses to accommodate a larger subscriber base, increased costs to support greater usage of data and roaming services, higher cost of product sales consistent with increased gross subscriber activations, increased customer retention activity and hardware upgrades, as well as by higher labour costs due to increased contact centre call volumes and new stores. Similarly, on a year-to-date basis, our Bell Wireless segment reported operating income of $609 million, representing an increase of 5.2% over the same period in 2007.
     Wireless cost of acquisition decreased by 5.7% in Q2 2008 and by 6.0% in the first half of 2008 to $417 and $407 per gross activation, respectively, from $442 and $433 per gross activation in the same periods last year, primarily as a result of reduced handset subsidies in combination with higher gross activations. Lower marketing expenses also contributed to the improvement in wireless cost of acquisition this quarter.

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q2 2008	Q2 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Local and access	349	359	(2.8%)	694	713	(2.7%)
Long distance	108	112	(3.6%)	214	219	(2.3%)
Data	149	125	19.2%	292	257	13.6%
Wireless	18	14	28.6%	34	26	30.8%
Equipment & other	138	123	12.2%	297	275	8.0%

Total external revenues	762	733	4.0%	1,531	1,490	2.8%
Inter-segment revenues	84	93	(9.7%)	180	187	(3.7%)

Total Bell Aliant revenue	846	826	2.4%	1,711	1,677	2.0%

Bell Aliant segment revenues increased 2.4% to $846 million in Q2 2008 and 2.0% to $1,711 million in the first six months of 2008 from $826 million and $1,677 million in the same respective periods in 2007, as growth in data (including Internet), IT services and wireless more than offset the decline in revenues from its local and access and long distance services.

BCE INC.  Q2 2008  QUARTERLY REPORT  15

Management’s Discussion and Analysis

     Local and access revenues decreased 2.8% and 2.7% in the second quarter and first six months of 2008, respectively, to $349 million and $694 million from $359 million and $713 million in the same periods last year. This was due to a 3.2% decline in the overall NAS customer base, reflecting competitive losses and the reduction in primary lines as customers adopt wireless and VoIP technologies. The year-over-year revenue decline was lower than Bell Aliant’s overall NAS erosion rate, due primarily to the impact of price increases in certain areas of Bell Aliant’s territory and increased penetration of value-added features and service bundles. At June 30, 2008, Bell Aliant had 3,159,000 NAS in service, compared with 3,265,000 one year earlier.
     Long distance revenues totalled $108 million this quarter and $214 million year to date, down 3.6% and 2.3%, respectively, compared with $112 million and $219 million in the corresponding periods in 2007. This was due primarily to year-over-year declines in long distance minutes of 3.9% in Q2 2008 and 3.7% year to date, mainly resulting from competitive losses and technology substitution to wireless calling and IP-based services. Selected price increases and changes to plans offered to customers, particularly inside a bundled package, helped to mitigate some of the year-over-year revenue decline. ARPM in Q2 2008 was unchanged, year over year, at $0.095, but increased to $0.093 in the first six months of 2008 from $0.092 in the same period last year.
     Data revenues, including Internet, increased 19.2% and 13.6% in the second quarter and first six months of 2008, respectively, to $149 million and $292 million from $125 million and $257 million in the same periods last year. The improvement can be attributed primarily to higher Internet revenues driven by a 13.1% increase in the number of high-speed subscribers. Growth in new IP connectivity broadband services such as VPN and a charge recorded in Q2 2007 in respect of a regulatory ruling related to BSEF also contributed to the year-over-year improvements in data revenues in 2008. At June 30, 2008, Bell Aliant had 726,000 high-speed Internet subscribers, compared with 642,000 one year earlier.
     Wireless revenues grew 28.6% in Q2 2008 to $18 million from $14 million in Q2 2007, and 30.8% in the first half of 2008 to $34 million from $26 million in the same six-month period last year. The year-over-year increase was due to the combined impact of a larger subscriber base and higher ARPU. At June 30, 2008, Bell Aliant had 110,000 wireless customers, representing an approximate 25% increase since the end of Q2 2007.
     Equipment sales and other revenues increased 12.2% and 8.0% in the second quarter and first six months of 2008, respectively, to $138 million and $297 million from $123 million and $275 million in the same periods last year. The year-over-year increases can be attributed mainly to higher IT service revenues from managed services and IT project activity within the healthcare, defence and aerospace industries, as well as to higher sales of IT products as a result of a few significant business product sales.

Bell Aliant Operating Income

Operating income at Bell Aliant was higher year over year, increasing by 9.3% to $200 million in Q2 2008 from $183 million in Q2 2007 and by 4.4% to $376 million in the first six months of 2008 from $360 million in the same six-month period last year. Higher revenues, lower net benefit plans cost, and decreased depreciation and amortization expense were partly offset by higher cost of product consistent with increased IT-related sales. Productivity initiatives, which resulted in declines in selling, general and administrative expenses, also contributed the year-over-year improvement in Bell Aliant’s operating income.

Telesat Segment

Telesat Revenue

We recognized no revenues for Telesat in the second quarter and first six months of 2008, compared with $161 million and $283 million in the same respective periods in 2007, because Telesat was sold on October 31, 2007. Telesat was not accounted for as discontinued operations because of its ongoing commercial arrangements with Bell ExpressVu.

Telesat Operating Income

Due to the sale of Telesat on October 31, 2007, Telesat’s operating income in the three and six months ended June 30, 2008 was nil compared with $60 million and $98 million, in the same respective periods in 2007.

16  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

Our capital structure shows how much of our net assets are financed by debt and equity.

	Q2 2008	Q4 2007

Debt due within one year(1)	1,294	717
Long-term debt	9,936	10,621
Less: Cash and cash equivalents	(2,681)	(2,656)

Total net debt	8,549	8,682
Non-controlling interest	1,103	1,103
Total shareholders’ equity	17,556	17,232

Total capitalization	27,208	27,017

Net debt to capitalization	31.4%	32.1%

Outstanding share data (in millions)
Common shares	805.8	805.3
Stock options	16.7	17.7

(1) Includes bank advances and notes payable

Our net debt to capitalization ratio was 31.4% at the end of Q2 2008, compared to 32.1% at the end of 2007. This reflects a decrease in net debt, partly offset by an increase in total shareholders’ equity.
     Net debt decreased $133 million to $8,549 million in the first six months of 2008 mainly due to $333 million of free cash flow, partly offset by increased obligations from additional capital leases and $55 million of business acquisitions.
     Total shareholders’ equity increased $324 million to $17,556 million in the first six months of 2008 due to an increase in net earnings in excess of dividends declared of $325 million as no common dividends were declared in the second quarter of 2008.

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Cash flows from operating activities	1,534	1,413	2,425	2,378
Capital expenditures	(710)	(744)	(1,261)	(1,465)
Other investing activities	3	–	5	2
Cash dividends paid on common shares	(293)	(290)	(587)	(560)
Cash dividends paid on preferred shares	(32)	(33)	(67)	(56)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(92)	(109)	(182)	(222)

Free cash flow	410	237	333	77
Business acquisitions	(24)	(2)	(55)	(149)
Business dispositions	–	–	(10)	–
Bell Aliant	–	(3)	–	(7)
Going-private costs	(8)	–	(17)	–
Increase in investments	(2)	(3)	(4)	(16)
Decrease in investments	1	6	1	13
Issue of common shares	15	118	16	132
Repurchase of common shares	–	(4)	–	(227)
Net repayment of debt instruments	(182)	(299)	(219)	(134)
Financing activities of subsidiaries with third parties	–	(138)	–	(212)
Other financing activities	(10)	(8)	(21)	(48)
Cash provided by discontinued operations	–	350	–	355

Net increase/(decrease) in cash and cash equivalents	200	254	24	(216)

BCE INC.  Q2 2008  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Cash from Operating Activities

Cash from operating activities was $1,534 million in Q2 2008, an increase of $121 million, or 8.6%, compared to $1,413 million in Q2 2007 due mainly to:

  a decrease of $31 million in pension payments as contributions made to the Bell Canada pension plan in Q2 2007 were not required in Q2 2008 an increase of $27 million in receipts from the securitization of accounts receivable a decrease of approximately $20 million in interest paid as a result of lower average debt an improvement in working capital.

This was partly offset by lower cash earnings from a decrease in EBITDA, exclusive of net benefit plans cost.
     In the first six months of 2008, cash from operating activities was $2,425 million, an increase of $47 million, compared to $2,378 million for the same period last year. On a year-to-date basis, the increase in Q2 2008 was further impacted by:

  a decrease of $65 million in pension payments as a result of contributions made to the Bell Canada pension plan in Q1 2007 a decrease of approximately $19 million in interest paid as a result of lower average debt levels.

This was partly offset by a decrease of $75 million from the securitization of accounts receivable and an increase of $50 million in income taxes paid.

Free Cash Flow

Free cash flow this quarter was $410 million, compared to free cash flow of $237 million in Q2 2007. This $173 million improvement was due to an increase in cash flows from operating activities of $121 million, a decrease of capital expenditures of $34 million and a decrease of $17 million in cash dividends/distributions paid by subsidiaries to non-controlling interest.
     Free cash flow for the first six months of 2008 was $333 million, an increase of $256 million compared to free cash flow of $77 million for the same period last year. On a year-to-date basis, free cash flow was further impacted by a decrease of $170 million in capital expenditures and a decrease of $23 million in cash dividends/distributions paid by subsidiaries to non-controlling interest partly offset by a decrease in cash from operating activities of $74 million.

Capital Expenditures

Capital expenditures for BCE were $710 million in Q2 2008 and $1,261 million in the first half of 2008, compared with $744 million and $1,465 million in the same periods last year. The decrease can be explained primarily by the sale of Telesat on October 31, 2007 that resulted in no capital expenditures being reported in 2008, compared with $63 million in Q2 2007 and $128 million in the first six months of 2007. Reduced spending at Bell Aliant also accounted for the year-over-year decrease in capital expenditures in both the second quarter and first half of 2008. With the completion of the accelerated phase of its investment in fibre-to-the-node (FTTN) technology in 2007 and in line with planned reduced capital allocations for 2008, Bell Aliant’s capital expenditures in the second quarter and first six months of 2008 decreased 11.8% and 14.3%, respectively, to $127 million and $222 million, compared with $144 million and $259 million in the same periods last year.
     As a percentage of revenues, capital expenditures for BCE decreased to 16.1% this quarter and 14.3% year to date from 16.8% and 16.6% in the corresponding periods in 2007.
     At Bell, capital expenditures increased 8.6% in Q2 2008 to $583 million from $537 million in Q2 2007, representing capital intensity ratios of 15.8% and 14.8%, respectively. The majority of spending was focused on strategic priorities within the growth areas of our business, including investments to enhance and update our wireless network, expand broadband access and capabilities through our FTTN program, as well as to meet customer demand and service expectations. The year-over-year increase in Bell’s capital expenditures for Q2 2008 was due largely to:

  increased spending on wireless cell site capacity and coverage, including enhancements to the speed and capability of our wireless high-speed data network continued investment in FTTN to enable the delivery of higher-speed broadband access higher IT-related spending on system upgrades and process improvements to enhance overall customer service spending related to our planned move to campus environments in Calgary, Toronto and Montréal.

Year to date, Bell’s capital expenditures decreased 3.6% to $1,039 million in 2008 from $1,078 million last year, corresponding to capital intensity ratios of 14.1% and 15.0% respectively. The year-over-year decrease was mainly the result of reduced spending on wireless capacity expansion and technology upgrades given the extensive deployment of EVDO in 2007, lower expenditures to maintain our legacy network infrastructure, and less capital required to support enterprise customers.

18  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Cash Dividends Paid on Common Shares

In the second quarter of 2008, we paid the Q1 2008 dividend of $0.365 per common share, which is the same as the dividend paid in Q2 2007.
     In the first six months of 2008, we paid dividends of $0.73 per common share compared to the dividends paid for the same period in 2007 of $0.695 per common share. As a result, the cash dividends paid on common shares increased by $27 million.

Business Acquisitions

We invested $24 million in Q2 2008 and $55 million in the first six months of 2008 in various business acquisitions. We invested $2 million in Q2 2007 and $149 million in the first six months of 2007 mainly for the privatization of Bell Nordiq by Bell Aliant in Q1 2007.

Repurchase of Common Shares

For the six months ended June 30, 2007, BCE Inc. repurchased and cancelled 7.4 million of its outstanding common shares for a total cash outlay of $227 million under the normal course issuer bid (NCIB) program which began in February 2007. No common shares were repurchased in 2008 and the NCIB program ended on February 8, 2008.

Debt Instruments

We repaid $182 million and $219 million of debt, net of issuances in Q2 2008 and in the first six months of 2008, respectively. These mainly included payments under capital leases.
     We repaid $299 million of debt, net of issuances in Q2 2007. The repayments included $412 million of credit facilities at Bell Aliant and repayments of $350 million of debentures at Bell Canada. This was partly offset by increased borrowings of notes payable of approximately $500 million, mainly at Bell Canada.
     We repaid $134 million of debt, net of issuances in the first six months of 2007. The repayments included $1,135 million of credit facilities at Bell Aliant and repayments of $625 million of debentures at Bell Canada. We made other repayments that included payments under capital leases. This was partly offset by Bell Aliant’s net issuances of $900 million of medium-term notes and increased borrowings in notes payable of approximately $800 million, mainly at Bell Canada.

Financing Activities of Subsidiaries with Third Parties

Financing activities of subsidiaries with third parties of $138 million in Q2 2007 and $212 million on a year-to-date basis related mainly to Bell Aliant’s NCIB program under which Bell Aliant repurchased 6.8 million units for a total cash outlay of $209 million.

Cash Relating to Discontinued Operations

Cash provided by discontinued operations was $350 million in Q2 2007 and $355 million on a year-to-date basis in 2007. This consisted mainly of $327 million of net proceeds from Bell Aliant’s sale of ADS on April 30, 2007.

CREDIT RATINGS

Our key credit ratings at August 5, 2008 remain unchanged from those described in the BCE 2007 MD&A.
     On July 30, 2008, Moody’s Investors Service, Inc. published a Credit Analysis and issued an announcement stating, in part, that: “Moody’s Investors Service (Moody’s) provided updated ratings’ guidance for those debt instruments issued by Bell Canada that will remain outstanding subsequent to the acquisition of its parent company, BCE Inc. (BCE) by a private equity consortium. Moody’s view is that the post-closing entity (New BCE) will have a corporate family rating (CFR) of B1. Based on the B1 CFR, Bell Canada’s existing senior unsecured debt would be rated Ba1 and its subordinated notes would be rated B3. The prospective rating outcomes are subject to a number of assumptions, and are in the middle of the guidance ranges that were previously provided.”

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2007 MD&A except that, as announced on July 11, 2008, prior to closing of the Privatization, BCE Inc. will not pay dividends on its common shares. Dividends on preferred shares will continue to be paid.

BCE INC.  Q2 2008  QUARTERLY REPORT  19

Management’s Discussion and Analysis

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are significant updates to the legal proceedings described under the section Legal Proceedings at pages 37 to 43 of the BCE 2007 AIF filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2008 First Quarter MD&A also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2007 AIF.

Lawsuits Related to BCE Inc.

Privatization Transaction Lawsuit

As discussed in more detail in the BCE 2007 AIF and in the BCE 2008 First Quarter MD&A, on March 7, 2008, the Québec Superior Court granted an order approving the Arrangement and dismissed all claims asserted by the contesting debentureholders and the trustees identified in the BCE 2007 AIF. Among other things, the Québec Superior Court decided that (i) the Arrangement did not constitute a “reorganization or reconstruction” of Bell Canada (the Declaratory Decision); (ii) the Arrangement conforms with the requirements of the Canada Business Corporations Act and is fair and reasonable (the Arrangement Decision); and (iii) the Arrangement is not oppressive or unfairly prejudicial to the interests of the debentureholders (the Oppression Decision).
     On March 17, 2008, the contesting debentureholders and trustees appealed the Québec Superior Court’s judgments to the Québec Court of Appeal. On May 21, 2008, the Québec Court of Appeal rendered judgments that (i) rejected the appeals in respect of the Declaratory Decision therefore maintaining the Québec Superior Court’s judgment in that regard; (ii) granted the appeals in respect of the Arrangement Decision, therefore reversing the Québec Superior Court’s judgment in that regard, and refusing to approve the Arrangement; and (iii) declared the appeals in respect of the Oppression Decision to be moot.
     BCE Inc., Bell Canada and the Purchaser filed motions for leave to appeal the Québec Court of Appeal’s judgments in respect of its refusal to approve the Arrangement to the Supreme Court of Canada and, on June 2, 2008, leave was granted. The Supreme Court of Canada expedited the hearing date for these appeals, which was fixed and took place on June 17, 2008. No appeals were heard in respect of the Declaratory Decision, which had been upheld by the Québec Court of Appeal, or the Oppression Decision, which was not dealt with by the Québec Court of Appeal, and therefore the judgments of the Québec Superior Court dismissing those claims remain unaffected. On June 20, 2008, the Supreme Court of Canada issued a judgment reversing the Québec Court of Appeal’s decision in respect of the Arrangement Decision and reinstating the Québec Superior Court’s judgment approving the Arrangement, with reasons to follow. There is no set date for the release of the court’s reasons. There is no further appeal from the judgment of the Supreme Court of Canada, which is final.

Lawsuits Related to Bell Canada

Purported Class Action Concerning 911 Fees

On June 26, 2008, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against communications service providers, including Bell Mobility and Bell Aliant Regional Communications, Limited Partnership, by certain alleged customers. The suit also names BCE Inc. and Bell Canada as defendants.
     The statement of claim alleges, amongst other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The Saskatchewan action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. The lawsuit has not yet been authorized as a class action and it is too early to determine whether it will be authorized.

Purported Class Action Concerning the Reduction of Speed of Bell Canada’s Internet Service and Breach of Privacy for Internet Customers

On May 29, 2008, a motion seeking certification to proceed as a class action against Bell Canada was filed with the Québec Superior Court. The lawsuit was filed on behalf of all former and current Québec residential customers of Bell Canada who subscribed and subscribe, respectively, to Bell Canada’s high speed Internet service since October 28, 2007. On July 9, 2008, plaintiffs served a motion to amend the initial proceeding to modify the class in order to include all Ontario residential customers, in addition to Québec residential customers. The class action would, if certified, seek the reimbursement of 80% of customers’ monthly fees for their high speed Internet service and the payment of punitive damages. The plaintiffs allege that Bell Canada misrepresented the actual speed of its Internet service in its contracts and in its publicity. According to the claim, Bell Canada has no right to reduce voluntarily the speed of its Internet service for its customers. Plaintiffs also claim that Bell Canada breached the privacy of its customers by using the “Deep Packet Inspection” technology on its Internet network. The lawsuit has not yet been authorized as a class action and it is too early to determine whether it will be authorized.

20  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Class Action Concerning Wireless Access Charges

As discussed in more detail in the BCE 2007 AIF, on August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications service providers, including Bell Mobility and Aliant Telecom Inc., by certain alleged customers. The statement of claim alleged, amongst other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. The plaintiffs sought unspecified damages and punitive damages. On June 19, 2008, the court issued an amendment to the certification order reflecting a redefined class.
     The plaintiffs have applied, pursuant to new legislation in Saskatchewan, to convert the class from a national opt-in class to a national opt-out class. If successful, this would enlarge the class to almost all Bell Mobility customers in Canada except to the extent customers would elect to opt-out of such class. The plaintiffs have also applied to add BCE Inc. and Bell Canada as defendants because Bell Canada acquired Bell Aliant’s wireless assets in Eastern Canada in 2006 and BCE Inc. is its parent company. It is anticipated that these motions will be heard in the fall of this year. The motions are delaying the defendants’ pursuit of their leave to appeal applications. These applications will proceed immediately following the determination of the motions.

Purported Class Action Concerning Bell Mobility Billing System

As discussed in more detail in the BCE 2007 AIF, on October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. In December 2006, identical motions were filed in Ontario, Alberta and British Columbia. The lawsuits were filed on behalf of any person who entered into a contract with Bell Mobility and allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform.
     On July 20, 2007, the Québec Superior Court dismissed the motion seeking certification to proceed as a class action. On August 16, 2007, petitioner filed a notice of appeal and in December 2007 filed a factum with a motion to amend the class description. Bell Mobility filed its factum in March 2008. The hearing is scheduled to take place before the Québec Court of Appeal on October 21, 2008. The motions in the other provinces have been stayed until the judgment rendered in Québec is final.

Class Action Concerning Bell ExpressVu Late Payment Charges

As discussed in more detail in the BCE 2007 AIF and in the BCE 2008 First Quarter MD&A, on February 12, 2008, the Ontario Superior Court of Justice certified as a class proceeding the plaintiffs’ action against Bell ExpressVu seeking the repayment of certain interest and late payment fees and the payment of punitive damages. The members of the class are all former and current customers of Bell ExpressVu who were charged beginning January 1, 2003, administrative fees. The plaintiffs allege that the interest and late payment fees charged by Bell ExpressVu are in excess of the effective annual rate of interest permitted by the Criminal Code (Canada). Bell ExpressVu has filed a motion for summary judgment on the underlying substantive issue that Bell ExpressVu is not violating the Criminal Code. That motion is now scheduled to be heard on September 10, 2008.
     Please see the section Legal Proceedings of the BCE 2007 AIF, as subsequently updated in the BCE 2008 First Quarter MD&A, for a more complete description of certain of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

Updates to Our Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2007 MD&A under Our Regulatory Environment at pages 43 to 50 of the Bell Canada Enterprises 2007 Annual Report (BCE 2007 Annual Report) filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2008 First Quarter MD&A. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2007 MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Commitment Under the CRTC Deferral Account Mechanism

Bell Canada’s accumulated deferral account commitment at June 30, 2008 was estimated to be $152 million, with an estimated future annualized commitment of $1.3 million. As of June 30, 2008, Bell Aliant does not have an accumulated deferral account balance or an estimated future annualized commitment.

BCE INC.  Q2 2008  QUARTERLY REPORT  21

Management’s Discussion and Analysis

     As discussed in more detail in the BCE 2007 MD&A and in the BCE 2008 First Quarter MD&A, on January 17, 2008, the CRTC issued Telecom Decision 2008-1, in which it approved the use of deferral account funds to extend broadband service to an additional 85 communities in Ontario and Québec. On March 6, 2008, the CRTC issued Telecom Decision 2008-21 and approved the use of deferral account funds to extend broadband service to an additional community in Ontario. Together with the 16 communities already approved, a total of 102 communities would benefit from broadband deployment using funds from the deferral account. Since this broadband expansion is uneconomic, the assets are impaired and, as such, we have accrued $236 million in restructuring and other to reflect the cost of this expansion to the additional 86 communities. In total, we have accrued $273 million in other long-term liabilities for the approved 102 communities.
     The issues of rebates and broadband expansion using deferral account funds were before the Federal Court of Appeal in connection with two separate appeals launched by Bell Canada and by certain consumer groups. Bell Canada had appealed the legality of the CRTC’s jurisdiction to order retroactive rebates while the consumer groups had appealed the decision to permit the use of deferral account funds to expand the availability of broadband services.
     In an order dated March 7, 2008, the Federal Court of Appeal dismissed both Bell Canada’s and the consumer groups’ appeals. On May 6, 2008, Bell Canada filed an application seeking leave from the Supreme Court of Canada to appeal the Federal Court of Appeal’s decision regarding rebates. On the same day, Telus Communications Inc. filed an application with the Supreme Court of Canada seeking leave to appeal the Federal Court of Appeal’s decision as it relates to rebates on the same grounds as Bell Canada. Also on May 6, 2008, the consumer groups filed a leave to appeal application with the Supreme Court of Canada related to the Federal Court of Appeal’s decision to permit the use of deferral account funds for broadband expansion.
     By order of the Federal Court of Appeal of January 25, 2008, Telecom Decision 2006-9 was stayed, effectively suspending the disposition of deferral account funds, except for funds for the improvement of accessibility to communications services for persons with disabilities, until the Supreme Court of Canada issues its determinations on the leave to appeal applications. If the Supreme Court agrees to hear the matter, then a Supreme Court stay will come into effect which will apply, in the same manner as the order of the Federal Court of Appeal, until the Supreme Court issues its final decisions on any appeals that is agrees to hear. However, if the Supreme Court decides not to grant leave to appeal, then the Federal Court of Appeal’s stay will dissolve automatically.

Review of Regulatory Framework for Wholesale Services

As discussed in more detail in the BCE 2007 MD&A and in the BCE 2008 First Quarter MD&A, on March 3, 2008, the CRTC issued Telecom Decision 2008-17, in which it redefined essential services, assigned individual wholesale services to six separate categories, set out the pricing rules for each and established transition periods leading to forbearance for some. On April 1, 2008 Bell Canada, Bell Aliant, Télébec and Saskatchewan Telecommunications filed a notice of motion seeking leave to appeal Telecom Decision CRTC 2008-17 to the Federal Court of Appeal on the basis that the CRTC failed to comply with various provisions of the federal Cabinet’s December 2006 Policy Direction. In an order dated June 20, 2008, the Federal Court of Appeal dismissed the leave to appeal application.
     In a series of applications filed on May 15, 2008, Bell Canada, Bell Aliant, Télébec and Saskatchewan Telecommunications requested that the CRTC review and vary certain portions of Telecom Decision 2008-17. The applicants requested that the CRTC eliminate the requirement for the establishment of a new wholesale ADSL access service; reclassify their billing and collection services; modify the pricing treatment for certain services; and allow for off-tariff negotiated agreements for specific categories of wholesale services. The applicants also filed on May 15, 2008 a proposed forbearance framework for all new non-essential wholesale services, except those non-essential services that the CRTC determines are public good or interconnection services. On May 21, 2008, MTS Allstream Inc. requested that the CRTC review and vary certain portions of Telecom Decision 2008-17 related to the classification of wholesale DSL and Ethernet services. On June 19, 2008, Cybersurf Corp. filed an application requesting that the CRTC require incumbent telephone companies to provide wholesale DSL services at speeds equivalent to all of their retail Internet offerings or determine the conditions under which these services should be made available to competitors.

Canadian Association of Internet Providers (CAIP) Part VII Application

As discussed in more detail in the BCE 2008 First Quarter MD&A, on April 3, 2008, CAIP filed an application with the CRTC seeking an interim order that Bell Canada be directed to stop traffic management of its gateway access service (GAS) immediately while the CRTC examines the issue. It also sought a permanent order preventing Bell Canada from carrying out traffic management of its GAS services in the future. On May 14, 2008, the CRTC denied CAIP’s request for an interim order directing Bell Canada to stop traffic management of its GAS service immediately because CAIP had not demonstrated that its members would suffer irreparable harm if the order was not granted. On May 15, 2008, the CRTC issued a process letter for disposition of the application for a permanent order. The CRTC intends to issue its decision by the end of September 2008.

22  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

CRTC Consultation on the Accessibility of Telecommunications and Broadcasting Services

On June 10, 2008, the CRTC issued Broadcasting Notice of Public Hearing CRTC 2008-8 and Telecom Public Notice CRTC 2008-8 where it initiated a proceeding to address issues related to the accessibility of telecommunications and broadcasting services to persons with disabilities. The CRTC is seeking comments on how it can improve, where appropriate, its existing initiatives and comments, with supporting rationale, on proposals for otherwise improving the accessibility of telecommunications and broadcasting services, including those provided via the Internet and to mobile devices. Comments were filed on July 28, 2008 and a public hearing is scheduled to commence on November 17, 2008. A decision from the CRTC imposing additional obligations on telecommunications service providers and broadcasting undertakings could have a negative effect on our business and financial results.

BROADCASTING ACT

Bell ExpressVu

As discussed in more detail in the BCE 2007 MD&A and in the BCE 2008 First Quarter MD&A, on April 28, 2008, the Federal Court of Appeal overturned the December 2006 judgment of the Federal Court of Canada, which had ruled that Part II Licence Fees, levied by the CRTC under the Broadcasting Act to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, were an illegal tax. The Federal Court of Appeal judgment essentially declared the portion of the Broadcasting Licence Fee Regulations that deal with Part II Fees to be valid and operational. The Federal Court of Canada’s decision had been appealed by the Government of Canada, which contested the declaration that Part II Licence Fees were an illegal tax, and by the Canadian Association of Broadcasters (CAB), which challenged the finding that their members were not entitled to recovery of fees paid to date. Bell ExpressVu, together with Rogers Cable Inc. and Cogeco Cable Inc., had intervened in the appeals leading to the decision of the Federal Court of Appeal. On June 25, 2008 Vidéotron Ltée filed an application for leave to appeal the decision of the Federal Court of Appeal to the Supreme Court of Canada and the CAB followed suit on June 27, 2008. Bell ExpressVu, together with Rogers Cable Inc. and Cogeco Cable Inc., were named as interveners. Bell ExpressVu and the other interveners may file submissions reflecting the leave application on or before August 27, 2008. On November 29, 2007, Bell ExpressVu initiated a civil action against the Government of Canada, claiming reimbursement of Part II Licence Fees paid over the last six years (the maximum period recoverable under applicable limitation periods). This suit has been stayed on consent, pending a decision of the Supreme Court of Canada on the CAB and Vidéotron Ltée appeals. The fees in question represent 1.365% of Bell ExpressVu’s annual revenue that is subject to CRTC licence fees.

CRTC Consultation on Canadian Broadcasting in New Media

On May 15, 2008, the CRTC issued Broadcasting Public Notice CRTC 2008-44 where it is seeking comments on the scope of a future proceeding on Canadian broadcasting in new media. The CRTC considers broadcasting in new media to be the distribution of audio or video content over new technologies such as the Internet or mobile devices. In 1999, the CRTC had exempted broadcasting delivered or accessed over the Internet from regulation due to its limited impact on traditional radio and television and its finding that regulation was not necessary to achieve the objectives of the Broadcasting Act. More recently, it had similarly exempted broadcasting over mobile devices. Coinciding with the Public Notice, the CRTC released a research paper, ‘Perspectives on Canadian Broadcasting in New Media’, in which it concluded that due to the expansion and complexity of the new media broadcasting environment, public discussions on content and access were necessary to explore the contribution of new media broadcasting to the achievement of the objectives of the Act.
     The CRTC has asked interested parties to identify, with rationale, the issues and associated questions which should be addressed in the future proceeding, including: (i) the scope of new media broadcasting; (ii) whether incentives or regulatory measures are required for the creation and promotion of Canadian new media broadcasting content; (iii) if barriers to accessing Canadian new media broadcasting content exist; and (iv) what other broadcasting policy objectives should be considered within the scope of the proceeding.
     Among other issues, Perspectives on Canadian Broadcasting in New Media discusses the need for funding mechanisms for the creation and promotion of Canadian new media broadcasting content, including consideration of the potential requirement for direct financial contribution from content aggregators, Internet service providers and portal operators. Comments were filed on July 11, 2008 and the CRTC intends to issue a Notice of Public Hearing by fall 2008 that outlines the scope of the new media broadcast public hearing which will be held early in 2009. A decision from the CRTC requiring content aggregators, Internet service providers and portal operators to subsidize Canadian new media broadcasting content could have a negative effect on our business and financial results.

BCE INC.  Q2 2008  QUARTERLY REPORT  23

Management’s Discussion and Analysis

Risks that Could Affect Our Business and Results

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations, cash flows or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event on our financial condition, results of operations, cash flows or business could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.
     In the BCE 2007 MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations, cash flows or business and that could cause actual results to differ materially from those expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2008 First Quarter MD&A and is further updated in this MD&A. The risks described in the BCE 2007 MD&A, as subsequently updated in the BCE 2008 First Quarter MD&A, included risks associated with:

  general economic conditions

  failure to achieve our business objectives

  the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s decision to license additional wireless spectrum our ability to respond to technological changes and rapidly offer new products and services events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software labour disruptions

  the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand competitive risks related to potential changes in foreign ownership restrictions events affecting the operations of our service providers operating outside Canada our ability to raise the capital we need to implement our business plan the consummation of the Privatization is still subject to certain terms and conditions and contractual termination rights our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings, litigation and changes in laws or regulations increased regulation banning the use of wireless devices while driving launch and in-orbit risks of satellites used by Bell ExpressVu increased pension fund contributions

  health concerns about radio frequency emissions from wireless devices.

Please see the section Risks that Could Affect Our Business and Results in the BCE 2007 MD&A at pages 50 to 58 of the BCE 2007 Annual Report, as updated in the BCE 2008 First Quarter MD&A and as further updated below, and the sections Our Competitive Environment and Our Regulatory Environment, in the BCE 2007 MD&A, at pages 40 to 50 of the BCE 2007 Annual Report, as updated in the BCE 2008 First Quarter MD&A and as further updated in this MD&A, for a more complete description of the above-mentioned and other risks.

24  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section Risks that Could Affect Our Business and Results of the BCE 2007 MD&A as subsequently updated in the BCE 2008 First Quarter MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section Risks that Could Affect Our Business and Results of the BCE 2007 MD&A.

We face significant competition that may reduce our market share and revenues and lower our profitability.

We face intense competition from cable companies and from competitive local exchange carriers that are not cable operators. The rapid development of new technologies, services and products has eliminated the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investments in financial, marketing, personnel and technological resources than have historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.
     We continue to face cross-platform competition as customers replace traditional services with new and non-traditional technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. Industry Canada’s decision to award additional wireless spectrum to new entrants could result in additional technology substitution.
     We face continued and significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony in particular is being driven by its inclusion in discounted bundles and is now offered by cable operators in numerous Canadian markets. Although further expansion of the cable companies’ footprints is expected to slow down, cable companies will continue to put downward pressure on our market share, especially in the residential market. This could continue to have an adverse effect on our business and results of operations.
     Cable companies have aggressively rolled out Internet networks offering higher speeds to their customers forcing us to incur significant capital expenditures in order to also be able to offer higher speeds on our networks. The failure to make continued investments in our Internet networks enabling us to offer Internet services at higher speeds to our customers as well as our inability to offer a different range of products and services compared to our competitors could adversely affect the pricing of our products and services and our results of operations. Furthermore, as the penetration of the Canadian broadband Internet market reaches higher levels, the possibility to acquire new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, it also adversely affects our ability to acquire customers from our competitors. Accordingly, competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected.

We could face increasing wireless competitive activity resulting from new technologies and from Industry Canada’s decision to license additional wireless spectrum.

As discussed in more detail in the BCE 2007 MD&A, on November 28, 2007, Industry Canada released its decision concerning the policy and rules governing the licensing of additional mobile spectrum for advanced wireless services (AWS) spectrum in the 1.7 and 2.1 GHz bands. The licensing process also made an additional 10 MHz of PCS spectrum available in the 1.9 GHz band and 5 MHz in the 1.6 GHz band. In total 105 MHz of spectrum, 90 MHz of which is AWS spectrum, was available to be licensed through the competitive spectrum auction, the bidding stage of which ended on July 21, 2008. Industry Canada’s AWS decision set aside 40 MHz of the available 90 MHz of AWS spectrum for which only new entrants were able to bid. The remaining 50 MHz of AWS spectrum was open to bidding by any party including incumbent carriers and new entrants.
     Industry Canada’s policies relating to the auction and to the licensing of additional wireless spectrum favoured the entry of new competitors into the Canadian wireless market and resulted in several potential new entrants securing blocks of spectrum in the auction, including some on a regional basis. To the extent that some or all of these potential new entrants begin operations, competitive intensity in the Canadian wireless industry will likely increase, at least regionally. However, we believe that this will also be a catalyst to drive further adoption and growth of wireless services. The number and viability of new entrants will remain unknown until potential new entrants actually commence operations or make specific announcements in relation thereto.

BCE INC.  Q2 2008  QUARTERLY REPORT  25

Management’s Discussion and Analysis

Changes in foreign ownership restrictions could increase competition in the future.

We already have several domestic and foreign competitors. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcast distribution undertakings. On June 26, 2008, the Competition Policy Review Panel provided its report to the Government of Canada and suggested that the federal government should adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. In the first phase, the report suggests an amendment to the Telecommunications Act to allow foreign companies to establish or acquire a telecommunications company with a market share of up to ten percent of the telecommunications market in Canada. In the second phase, following a review of broadcasting and cultural policies including foreign investment, the report suggests the liberalization of foreign investment restrictions in a manner that is competitively neutral for telecommunications and broadcasting companies. The recommended changes to Canada’s foreign ownership restrictions in the June 26, 2008 Competition Policy Review Panel report are consistent with the recommendations made to the Government of Canada more than two years earlier by the Telecommunications Policy Review Panel in its March 2006 Final Report. Removing or easing the limits on foreign ownership could result in more foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the Government of Canada will take as a result of these reviews and suggestions and how it may affect us.

The consummation of the Privatization is still subject to certain terms and conditions including contractual termination rights.

The timing and completion of the Privatization is subject to each of the parties fulfilling their commitments under the transaction documents and to certain terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the Definitive Agreement, as subsequently amended including by the Final Amending Agreement, governing the terms of the transaction. The conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement may exercise their termination rights, in which case the Privatization could be modified, restructured or terminated, as applicable. Failure to complete the Privatization could have a material adverse impact on the market price of BCE Inc.’s shares.

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2007, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect our decision in 2008 to cease operations and to sell certain of our businesses. They are now shown as discontinued operations.
     Telesat was sold on October 31, 2007 and we have continuing commercial arrangements between Telesat and Bell ExpressVu that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

26  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

ADOPTION OF NEW ACCOUNTING STANDARDS

General Standards of Financial Presentation

The CICA amended section 1400 of the CICA Handbook, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes, including the related disclosure requirements, came into effect on January 1, 2008 and did not impact our financial statements.

Capital Disclosures

The CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008 and are disclosed in Note 11, Financial and Capital Management.

Inventory

The CICA issued section 3031 of the CICA Handbook, Inventories, which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes, including the related disclosure requirements, came into effect on January 1, 2008. The effect of adopting this section was not significant.

Financial Instruments

The CICA issued section 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation, of the CICA Handbook.
     Section 3862 establishes disclosure requirements designed to enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation. These changes are disclosed in Note 11, Financial and Capital Management.

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board has set January 1, 2011, as the date that IFRS will replace current Canadian GAAP for publicly accountable entities, which includes Canadian reporting issuers. The Canadian Securities Administrators have issued a notice that would allow Canadian reporting issuers to adopt IFRS at an earlier date on an exception basis with its approval. IFRS differs from Canadian GAAP in a number of respects. We have developed a plan for the changeover to IFRS. We have completed the first phase of the plan and have identified the differences between Canadian GAAP and IFRS. Work has commenced on assessing the impact of the differences on our business processes and systems. Work is in the early stages and, as a result, we are not able to quantify the impact that the future adoption of IFRS will have on our financial statements. However, such impact may be material. IFRS on the date of adoption is expected to differ from current IFRS. We will prepare our financial statements in accordance with IFRS for periods commencing on January 1, 2011.

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE INC.  Q2 2008  QUARTERLY REPORT  27

Management’s Discussion and Analysis

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Operating income	882	903	1,530	1,823
Depreciation and amortization of intangible assets	788	805	1,606	1,591
Restructuring and other	71	71	354	107

EBITDA	1,741	1,779	3,490	3,521

BELL CANADA	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Operating income	682	686	1,154	1,400
Depreciation and amortization of intangible assets	652	643	1,317	1,270
Restructuring and other	71	70	354	110

EBITDA	1,405	1,399	2,825	2,780

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell Canada and for our Bell Wireline Segment.

28  BCE INC.  Q2 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

BCE	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Operating income	882	903	1,530	1,823
Restructuring and other	71	71	354	107

Operating income before restructuring and other	953	974	1,884	1,930

BELL CANADA	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Operating income	682	686	1,154	1,400
Restructuring and other	71	70	354	110

Operating income before restructuring and other	753	756	1,508	1,510

BELL WIRELINE	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Operating income	366	398	545	821
Restructuring and other	63	70	343	110

Operating income before restructuring and other	429	468	888	931

NET EARNINGS BEFORE RESTRUCTURING AND OTHER AND NET GAINS ON INVESTMENTS

The term net earnings before restructuring and other and net gains on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other and net gains on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.
     The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other and net gains on investments on a consolidated basis and per BCE Inc. common share.

		Q2 2008	Q2 2007			YTD 2008	YTD 2007

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	361	0.45	667	0.83	619	0.77	1,166	1.45
Restructuring and other	48	0.06	45	0.06	245	0.31	70	0.09
Net losses (gains) on investments	16	0.02	(267)	(0.33)	18	0.02	(371)	(0.46)

Net earnings before restructuring and other and net gains on investments	425	0.53	445	0.56	882	1.10	865	1.08

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Cash flows from operating activities	1,534	1,413	2,425	2,378
Capital expenditures	(710)	(744)	(1,261)	(1,465)
Total dividends paid	(417)	(432)	(836)	(838)
Other investing activities	3	–	5	2

Free cash flow	410	237	333	77

BCE INC.  Q2 2008  QUARTERLY REPORT  29

Consolidated Statements of Operations

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2008	2007	2008	2007

Operating revenues		4,422	4,427	8,802	8,801

Cost of revenue, exclusive of depreciation and amortization		(1,089)	(990)	(2,154)	(1,973)
Selling, general and administrative expenses		(1,592)	(1,658)	(3,158)	(3,307)
Depreciation		(612)	(650)	(1,235)	(1,282)
Amortization of intangible assets		(176)	(155)	(371)	(309)
Restructuring and other	4	(71)	(71)	(354)	(107)

Total operating expenses		(3,540)	(3,524)	(7,272)	(6,978)

Operating income		882	903	1,530	1,823
Other income (expense)	5	3	(21)	26	112
Interest expense		(193)	(220)	(391)	(435)

Pre-tax earnings from continuing operations		692	662	1,165	1,500
Income taxes	6	(193)	(10)	(302)	(223)
Non-controlling interest		(88)	(87)	(162)	(183)

Earnings from continuing operations		411	565	701	1,094
Discontinued operations	7	(19)	135	(20)	135

Net earnings		392	700	681	1,229
Dividends on preferred shares		(31)	(33)	(62)	(63)

Net earnings applicable to common shares		361	667	619	1,166

Net earnings per common share – basic
Continuing operations		0.47	0.66	0.79	1.28
Discontinued operations		(0.02)	0.17	(0.02)	0.17
Net earnings		0.45	0.83	0.77	1.45
Net earnings per common share – diluted
Continuing operations		0.47	0.66	0.79	1.28
Discontinued operations		(0.02)	0.17	(0.02)	0.17
Net earnings		0.45	0.83	0.77	1.45
Dividends per common share		–	0.365	0.365	0.730
Average number of common shares outstanding – basic (millions)		805.6	803.2	805.4	804.6

30  BCE INC.  Q2 2008  QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	2008	2007	2008	2007

Net earnings	392	700	681	1,229
Other comprehensive (loss) income – net of income taxes and non-controlling interest
Net change in unrealized (losses) gains on available-for-sale financial assets	(63)	1	(20)	276
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges	(7)	(6)	1	(4)
Net change in unrealized (losses) gains on currency translation adjustment (CTA)	–	–	(1)	2

Other comprehensive (loss) income	(70)	(5)	(20)	274

Comprehensive income	322	695	661	1,503

Consolidated Statements of Deficit

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2008	2007	2008	2007

Balance at beginning of period		(1,715)	(4,229)	(1,679)	(4,343)
Adjustment to deficit upon adoption of new financial instruments accounting standards on January 1, 2007		–	–	–	4
Net earnings		392	700	681	1,229
Dividends declared on preferred shares		(31)	(33)	(62)	(63)
Dividends declared on common shares	11	–	(289)	(294)	(585)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus		–	(2)	–	(95)
Other		1	–	1	–

Balance at end of period		(1,353)	(3,853)	(1,353)	(3,853)

BCE INC.  Q2 2008  QUARTERLY REPORT  31

Consolidated Balance Sheets

		JUNE 30,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2008	2007

ASSETS

Current assets
Cash and cash equivalents		2,681	2,656
Accounts receivable	11	1,980	1,927
Future income taxes		51	71
Inventory		342	264
Prepaid and other expenses		440	277
Current assets of discontinued operations	7	11	17

Total current assets		5,505	5,212

Capital assets
Property, plant and equipment		18,357	18,597
Finite-life intangible assets		2,658	2,480
Indefinite-life intangible assets		2,954	2,913

Total capital assets		23,969	23,990

Other long-term assets		2,734	2,952
Goodwill	8	5,728	5,865
Non-current assets of discontinued operations	7	40	62

Total assets		37,976	38,081

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		2,929	3,278
Interest payable		139	145
Dividends payable		43	337
Debt due within one year		1,294	717
Current liabilities of discontinued operations	7	12	15

Total current liabilities		4,417	4,492

Long-term debt		9,936	10,621
Other long-term liabilities		4,963	4,632
Non-current liabilities of discontinued operations	7	1	1

Total liabilities		19,317	19,746

Non-controlling interest		1,103	1,103

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares		13,553	13,536
Contributed surplus		2,538	2,537
Accumulated other comprehensive income		48	68
Deficit		(1,353)	(1,679)

Total common shareholders’ equity		14,786	14,462

Total shareholders’ equity		17,556	17,232

Total liabilities and shareholders’ equity		37,976	38,081

32   BCE INC.  Q2 2008  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2008	2007	2008	2007

Cash flows from operating activities
Net earnings		392	700	681	1,229
less: (Losses) earnings from discontinued operations, net of tax		(19)	135	(20)	135

Earnings from continuing operations		411	565	701	1,094
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		788	805	1,606	1,591
Net benefit plans cost	10	70	98	141	200
Restructuring and other	4	71	71	354	107
Losses (gains) on investments	5	–	2	2	(119)
Future income taxes		92	(110)	25	1
Non-controlling interest		88	87	162	183
Contributions to employee pension plans	10	(48)	(79)	(92)	(187)
Other employee future benefit plan payments	10	(24)	(24)	(47)	(48)
Payments of restructuring and other		(29)	(19)	(53)	(71)
Operating assets and liabilities		115	17	(374)	(373)

Cash flows from operating activities		1,534	1,413	2,425	2,378

Cash flows used in investing activities
Capital expenditures		(710)	(744)	(1,261)	(1,465)
Business acquisitions		(24)	(2)	(55)	(149)
Business dispositions		–	–	(10)	–
Bell Aliant Regional Communications Income Fund (Bell Aliant)		–	(3)	–	(7)
Going-private costs	2	(8)	–	(17)	–
Increase in investments		(2)	(3)	(4)	(16)
Decrease in investments		1	6	1	13
Other investing activities		3	–	5	2

Cash flows used in investing activities		(740)	(746)	(1,341)	(1,622)

Cash flows used in financing activities
(Decrease) increase in notes payable and bank advances		(50)	508	15	823
Issue of long-term debt		50	30	50	1,055
Repayment of long-term debt		(182)	(837)	(284)	(2,012)
Issue of common shares		15	118	16	132
Repurchase of common shares		–	(4)	–	(227)
Redemption of equity securities by subsidiaries from non-controlling interest		–	(138)	–	(212)
Cash dividends paid on common shares		(293)	(290)	(587)	(560)
Cash dividends paid on preferred shares		(32)	(33)	(67)	(56)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(92)	(109)	(182)	(222)
Other financing activities		(10)	(8)	(21)	(48)

Cash flows used in financing activities		(594)	(763)	(1,060)	(1,327)

Cash flows from (used in) continuing operations		200	(96)	24	(571)
Cash flows (used in) from discontinued operations activities		–	(5)	1	(1)
Cash flows from (used in) discontinued investing activities		–	352	(1)	350
Cash flows from discontinued financing activities		–	3	–	6

Net increase (decrease) in cash and cash equivalents		200	254	24	(216)
Cash and cash equivalents at beginning of period		2,482	111	2,658	581

Cash and cash equivalents at end of period		2,682	365	2,682	365

Consists of:
Cash and cash equivalents of continuing operations		2,681	362	2,681	362
Cash and cash equivalents of discontinued operations		1	3	1	3

Total		2,682	365	2,682	365

   BCE INC.  Q2 2008  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2007, on pages 68 to 110 of BCE Inc.’s 2007 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2007, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect our decisions in 2008 to cease operations and to sell certain of our businesses. They are now shown as discontinued operations.
     Telesat Canada (Telesat) was sold on October 31, 2007 and we have continuing commercial arrangements between Telesat and Bell ExpressVu Limited Partnership (Bell ExpressVu) that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

ADOPTION OF NEW ACCOUNTING STANDARDS

General Standards of Financial Presentation

The CICA amended section 1400 of the CICA Handbook, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes, including the related disclosure requirements, came into effect on January 1, 2008 and did not impact our financial statements.

Capital Disclosures

The CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008 and are disclosed in Note 11, Financial and Capital Management.

Inventory

The CICA issued section 3031 of the CICA Handbook, Inventories, which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes, including the related disclosure requirements, came into effect on January 1, 2008. The effect of adopting this section was not significant.

Financial Instruments

The CICA issued section 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation, of the CICA Handbook.
     Section 3862 establishes disclosure requirements designed to enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance; and

  the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation. These changes are disclosed in Note 11, Financial and Capital Management.

34   BCE INC.  Q2 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 2. Going-Private Transaction

On March 7, 2008, the Québec Superior Court approved the plan of arrangement (the Arrangement) pursuant to which a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity, is to acquire all of BCE Inc.’s outstanding common and preferred shares (the Privatization). The Québec Superior Court dismissed all claims asserted by or on behalf of certain holders of Bell Canada debentures.
     On May 21, 2008, the Québec Court of Appeal overturned this decision of the Québec Superior Court approving the Arrangement. BCE Inc. and Bell Canada, together with the Purchaser, sought and were granted leave to appeal the Québec Court of Appeal’s decision to the Supreme Court of Canada.
     On June 20, 2008, the Supreme Court of Canada reversed the Québec Court of Appeal’s decision and reinstated the Québec Superior Court’s order approving the Arrangement.
     BCE received final approval for the Privatization on June 20, 2008 from the Canadian Radio-television and Telecommunications Commission (CRTC) and from Industry Canada on June 23, 2008. On July 4, 2008, BCE Inc. and the Purchaser entered into a final amending agreement (the Final Amending Agreement) further amending the Definitive Agreement dated June 29, 2007. The Privatization is expected to close on or before December 11, 2008.

Note 3. Segmented Information

The following table is a summary of financial information by segment for the last two years.

			THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2008	2007	2008	2007

Operating revenues

Bell Wireline	External customers	2,552	2,598	5,134	5,181
	Inter-segment	48	43	95	85

		2,600	2,641	5,229	5,266

Bell Wireless	External customers	1,108	998	2,137	1,944
	Inter-segment	13	15	25	27

		1,121	1,013	2,162	1,971

Inter-segment eliminations – Bell		(21)	(17)	(38)	(32)

Bell		3,700	3,637	7,353	7,205

Bell Aliant	External customers	762	733	1,531	1,490
	Inter-segment	84	93	180	187

		846	826	1,711	1,677

Telesat	External customers	–	98	–	186
	Inter-segment	–	63	–	97

		–	161	–	283

Inter-segment eliminations – BCE		(124)	(197)	(262)	(364)

Total operating revenues		4,422	4,427	8,802	8,801

Operating income

Bell Wireline		366	398	545	821
Bell Wireless		316	288	609	579

Bell		682	686	1,154	1,400
Bell Aliant		200	183	376	360
Telesat		–	60	–	98

Inter-segment eliminations		–	(26)	–	(35)

Total operating income		882	903	1,530	1,823
Other income (expense)		3	(21)	26	112
Interest expense		(193)	(220)	(391)	(435)
Income taxes		(193)	(10)	(302)	(223)
Non-controlling interest		(88)	(87)	(162)	(183)

Earnings from continuing operations		411	565	701	1,094

   BCE INC.  Q2 2008  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Note 4. Restructuring and Other

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2008	2007	2008	2007

Employee costs
Bell Canada	(15)	(13)	(32)	(48)
Bell Aliant	–	(1)	–	(1)
Real estate – Bell Canada	(15)	(13)	(9)	(19)

Total restructuring costs	(30)	(27)	(41)	(68)
Other charges	(41)	(44)	(313)	(39)

Total restructuring and other	(71)	(71)	(354)	(107)

The liability for restructuring costs at June 30, 2008 is as follows:

	BELL CANADA	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2007	127	23	150
2008 restructuring costs	32	–	32
Real estate	9	–	9
Less: Cash payments	(44)	(7)	(51)

Balance at June 30, 2008	124	16	140

RESTRUCTURING COSTS

Restructuring costs consist mainly of employee termination charges at Bell Canada related to workforce reduction initiatives for the involuntary departure of approximately 180 employees in the second quarter of 2008 and 370 employees on a year-to-date basis in 2008, and the voluntary and involuntary departure of approximately 210 employees and 620 employees for the same periods in 2007.
     Included in the 2007 year-to-date charge of $48 million at Bell Canada is $26 million relating to a voluntary early retirement plan accepted by approximately 250 employees. Of the 250 employees, 202 received immediate pension and post-employment benefits, and 190 of those also received an additional guaranteed pension payable up to 65 years of age. The remaining 48 employees received a special cash allowance. The program is complete.
     Since 2004, we have recorded $211 million in real estate costs at Bell Canada for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce. We expect to spend approximately $26 million to relocate employees and close additional real estate facilities as a result of these initiatives in our Bell Wireline segment.
     We also expect to spend approximately $26 million for relocation costs and $75 million for lease vacancy and lease buyout costs related to our plan to relocate employees to campus premises in Calgary, Toronto and Montréal. The move is expected to be complete in 2009. These costs will be recorded in our Bell Wireline segment in 2008 through to 2009, with payments extending to 2024.

OTHER CHARGES

We recorded other charges of $313 million in 2008 related primarily to a charge of $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 to approve the use of the deferral account funds for the uneconomic expansion of broadband to an additional 86 communities, and $77 million for employee retention costs and costs associated with the Privatization (see Note 2, Going-Private Transaction). Of the total other charges, $18 million was paid in 2008. We expect to incur additional costs of approximately $200 million to complete the Privatization through to the closing relating mainly to financial advisory, professional and consulting fees.
     We recorded other charges of $39 million on a year-to-date basis in 2007 related primarily to transaction costs associated with the Privatization (see Note 2, Going-Private Transaction). These transaction costs relate mainly to financial advisory, professional and consulting fees.

36   BCE INC.  Q2 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 5. Other Income (Expense)

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2008	2007	2008	2007

(Losses) gains on investments	–	(2)	(2)	119
Interest income	25	8	55	13
Securitization losses	(13)	(15)	(29)	(30)
Foreign currency (losses) gains	(7)	(21)	6	(20)
Other	(2)	9	(4)	30

Total other income (expense)	3	(21)	26	112

(LOSSES) GAINS ON INVESTMENTS

Gains on investments of $119 million on a year-to-date basis in 2007 resulted mainly from a $92 million dilution gain from the privatization by Bell Aliant of the Bell Nordiq Income Fund in the first quarter of 2007.

Note 6. Income Taxes

In the second quarter of 2007, we reached a settlement on an uncertain tax position in connection with the sale of an investment in a prior year. This resulted in the reversal of a tax liability.

Note 7. Discontinued Operations

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2008	2007	2008	2007

Aliant Directory Services (ADS)	(2)	112	(2)	114
Bell Canada International Inc. (BCI)	–	25	–	25
CTVglobemedia Inc. (CTVglobemedia)	–	1	–	2
Other	(17)	(3)	(18)	(6)

Net (loss) gain from discontinued operations	(19)	135	(20)	135

The following table is a summarized statement of operations for the discontinued operations.

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2008	2007	2008	2007

Revenue	8	21	19	42

Income (loss) from discontinued operations	–	3	(2)	6
(Loss) gain from discontinued operations	(19)	340	(19)	341
Income tax expense on operating income	–	(1)	–	(3)
Income tax expense on gain	–	(56)	–	(56)
Non-controlling interest	–	(151)	1	(153)

Net (loss) gain from discontinued operations	(19)	135	(20)	135

   BCE INC.  Q2 2008  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

Note 7. Discontinued Operations (continued)

ADS

On February 19, 2007, Yellow Pages Group (YPG), through Yellow Pages Income Fund, and Bell Aliant announced that they had entered into a memorandum of understanding for YPG to acquire the assets of ADS, a partnership held 87.14% by Bell Aliant and the balance by YPG. At March 31, 2007, we accounted for ADS as a discontinued operation and no longer proportionately consolidated its financial results. ADS was previously included in the Bell Aliant segment.
     On April 30, 2007, YPG through Yellow Pages Income Fund and Bell Aliant announced that they completed the transaction in accordance with the terms previously announced on February 19, 2007, and we realized net proceeds of $327 million. The gain on disposition was approximately $110 million.

BCI

In June 2007, we recorded a return of capital of $25 million from BCI, which reflected the final distribution in the context of BCI’s plan of arrangement.

Note 8. Goodwill

Balance at December 31, 2007	5,865
Current period acquisitions	58
Contingent consideration paid in respect of a prior year’s acquisition	3
Adjustments from completion of prior year’s purchase price allocation	(197)
Other	(1)

Balance at June 30, 2008	5,728

In the first quarter of 2008, Bell Aliant finalized the purchase price allocation relating to its 2007 acquisition of the remaining 36.7% interest it did not already own in NorthernTel Limited Partnership and Télébec Limited Partnership, the operating partnerships of Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. This allocation had the following impact on our balance sheet:

  goodwill decreased by $194 million

  property, plant and equipment increased by $37 million

  finite-life intangibles increased by $191 million

  indefinite-life intangibles increased by $40 million

  future income tax liability increased by $52 million

  accrued benefit liability increased by $19 million

  long-term debt increased by $3 million.

38   BCE INC.  Q2 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 9. Stock-Based Compensation Plans

STOCK OPTIONS

The following table summarizes stock options outstanding at June 30, 2008.

				WEIGHTED AVERAGE		WEIGHTED AVERAGE
				GRANT DATE FAIR VALUE		EXERCISE PRICE
		NUMBER OF OPTIONS		($)		($)

	NON-			NON-		NON-
	VESTED	VESTED	TOTAL	VESTED	VESTED	VESTED	VESTED	TOTAL

Outstanding, January 1, 2008	6,195,100	11,502,280	17,697,380	$4	$7	$30	$35	$33
Exercised	–	(534,521)	(534,521)	–	$5	–	$30	$30
Vested	(1,399,900)	1,399,900	–	$4	$4	$31	$31	$31
Expired/forfeited	(26,250)	(391,447)	(417,697)	$4	$7	$31	$41	$41

Outstanding, June 30, 2008	4,768,950	11,976,212	16,745,162	$4	$6	$30	$34	$33

The majority of these options were granted in March 2007 and are expensed on a graded vesting method. The right to exercise the options generally vests at 25% a year, over four years of continuous employment from the date of grant.
     For the three months and six months ended June 30, 2008, we recorded compensation expense for stock options of $1 million and $3 million, respectively. For the three months and six months ended June 30, 2007, we recorded compensation expense for stock options of $2 million and $5 million, respectively.
     As part of the Arrangement, each non-vested option will be deemed to have vested at the time of the change in control. Each outstanding option will be deemed to be transferred to BCE Inc. in exchange for cash consideration equal to $42.75 less the exercise price of the option, and any applicable special compensation payments. Based on the outstanding number of options at June 30, 2008, the expected cash outlay is estimated at $163 million. Upon completion of the Arrangement, no options will remain outstanding and the existing stock-based compensation plans will be cancelled. Should the Arrangement not be completed, the options will vest under the original conditions.

Assumptions Used in Stock Option Pricing Model

There were no stock options granted for the six-month period ended June 30, 2008. For the six-month period ended June 30, 2007, stock options were only granted in the first quarter.
     The following table shows the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

FOR THE PERIOD ENDED JUNE 30	2007

Number of stock options granted	5,739,106
Weighted average fair value per option granted ($)	4
Weighted average assumptions
Dividend yield	4.5%
Expected volatility	20%
Risk-free interest rate	4.0%
Expected life (years)	4.5

   BCE INC.  Q2 2008  QUARTERLY REPORT  39

Notes to Consolidated Financial Statements

Note 10. Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2008	2007	2008	2007

Pension benefits
DB plans cost	(34)	(62)	(66)	(125)
DC plans cost	(10)	(10)	(23)	(20)
Other future benefits cost	(26)	(26)	(52)	(55)

Net benefit plans cost (1)	(70)	(98)	(141)	(200)

(1) Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

DB PLANS COST

	THREE MONTHS				SIX MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2008	2007	2008	2007	2008	2007	2008	2007

Current service cost	(66)	(71)	(3)	(3)	(132)	(142)	(6)	(6)
Interest cost on accrued benefit obligation	(216)	(215)	(25)	(24)	(432)	(430)	(50)	(49)
Expected return on plan assets	256	257	3	3	512	514	6	6
Amortization of past service costs	(1)	(3)	7	6	(2)	(6)	14	10
Amortization of net actuarial losses	(7)	(30)	(8)	(9)	(14)	(61)	(15)	(18)
Amortization of transitional asset	–	1	–	1	1	3	–	2
Increase in valuation allowance	–	(1)	–	–	(1)	(3)	–	–
Other	–	–	–	–	2	–	(1)	–

DB plans cost	(34)	(62)	(26)	(26)	(66)	(125)	(52)	(55)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	THREE MONTHS				SIX MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2008	2007	2008	2007	2008	2007	2008	2007

Bell Canada	(20)	(57)	(22)	(21)	(36)	(142)	(43)	(43)
Bell Aliant	(28)	(22)	(2)	(2)	(56)	(45)	(4)	(4)
Telesat	–	–	–	(1)	–	–	–	(1)

Total	(48)	(79)	(24)	(24)	(92)	(187)	(47)	(48)

Comprised of:
Contributions to DB plans	(38)	(71)	(24)	(24)	(69)	(170)	(47)	(48)
Contributions to DC plans	(10)	(8)	–	–	(23)	(17)	–	–

40   BCE INC.  Q2 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 11. Financial and Capital Management

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE Inc. and its subsidiaries on a consolidated basis against material economic exposures and variability of results against various financial risks which include credit risk, liquidity risk, interest rate risk and foreign exchange risk. To minimize our exposure, we enter into derivative financial instruments to manage our risk as it relates to interest rate risk and foreign exchange risk. We do not use derivative instruments for speculative purposes.
     There has been no significant change in our exposure to financial risks as described in our December 31, 2007 audited financial statements.

Credit risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the balance sheet.
     We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure. There was minimal credit risk relating to derivative instruments at June 30, 2008.
     We also are exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.
     The following table provides further details on our accounts receivable balances.

	JUNE 30,	DECEMBER 31,
	2008	2007

Trade accounts receivable	1,400	1,441
Allowance for doubtful accounts	(138)	(128)
Allowance for revenue adjustments	(89)	(91)
Income taxes receivable	188	124
Investment tax credits	482	427
Other accounts receivable	137	154

Total accounts receivable	1,980	1,927

The following table provides the change in allowance for doubtful accounts for trade accounts receivable.

Balance at December 31, 2007	(128)
Change in provisions for impairment in value	(10)

Balance at June 30, 2008	(138)

The following table provides further details on trade accounts receivable past due but not provisioned.

	JUNE 30,	DECEMBER 31,
	2008	2007

Trade accounts receivable not past due	969	935
Trade accounts receivable past due and not provisioned
Under 60 days	37	81
60 to 120 days	119	126
Over 120 days	48	80

Trade accounts receivable, net of allowance for doubtful accounts and allowance for revenue adjustments	1,173	1,222

   BCE INC.  Q2 2008  QUARTERLY REPORT  41

Notes to Consolidated Financial Statements

Note 11. Financial and Capital Management (continued)

Liquidity risk

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due. We have sufficient committed financing facilities in place should our cash requirements exceed cash generated from our operations.
     There has been no significant change to the maturities of financial liabilities as disclosed under Note 25, Commitments and Contingencies in BCE’s audited consolidated financial statements for the year ended December 31, 2007. The following table is a summary of interest payable on our long-term debt (excluding capital leases) that is due in each of the next five years and thereafter.

	2008	2009	2010	2011	2012	THEREAFTER	TOTAL

Interest payable on long-term debt (excluding capital leases)	322	611	508	457	392	6,092	8,382
Net interest payments (receipts) on derivatives	(1)	(5)	1	(9)	(9)	(40)	(63)

Total	321	606	509	448	383	6,052	8,319

Market risk

The effect on net earnings and other comprehensive income from existing interest rate exposures of a one percentage point increase or decrease in interest rates is not significant. The effect on net earnings and other comprehensive income from existing US$ exposures of a ten-point increase or decrease in the CAD/USD exchange rate is not significant.

Fair value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity.
     These estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.
     The carrying value of all financial instruments approximates fair value, except for those noted in the following table.

		JUNE 30, 2008		DECEMBER 31, 2007
	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

Long-term debt due within one year	1,024	1,024	463	463
Long-term debt	9,936	9,197	10,621	10,590
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares	17	17	20	20
Currency contracts	(76)	(76)	(85)	(85)
Interest rate swaps and swaptions	16	16	(5)	(5)

42   BCE INC.  Q2 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 11. Financial and Capital Management (continued)

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. This includes optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
     Our definition of capital includes shareholders’ equity, debt, and cash and cash equivalents.
     In order to meet our objectives, we monitor our capital structure and make adjustments, including to our dividend policy, as required. As per the terms of the Final Amending Agreement (see Note 2, Going-Private Transaction), prior to the closing of the Privatization, BCE Inc. will not pay dividends on its common shares but will continue to pay dividends on its preferred shares. There has been no other change in our strategy or the economic conditions or risks associated with our capital structure between December 31, 2007 and the date of these financial statements.
     The following table summarizes some of our key ratios used to monitor and manage our capital structure.

	JUNE 30,	DECEMBER 31,
	2008	2007

Net debt to total capitalization(1)	31.4%	32.1%
Net debt to EBITDA (earnings before interest, tax, depreciation and amortization of intangible assets)(2)	1.23	1.24
EBITDA to interest	8.53	8.13

(1) We define net debt as debt due within one year plus long-term debt less cash and cash equivalents. Total capitalization includes total net debt, non-controlling interest and shareholders’ equity.
(2) The term EBITDA does not have any standardized meaning according to Canadian GAAP. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses. The most comparable Canadian GAAP financial measure is operating income.

Note 12. Commitments and Contingencies

LITIGATION

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

BCE’s audited consolidated financial statements for the year ended December 31, 2007, noted that on January 10, 2008, the Québec Superior Court authorized the institution of a class action against Bell Canada and Bell Mobility seeking the repayment of certain late payment charges and the payment of punitive damages. The members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing. On April 11, 2008, following the Québec Superior Court’s judgment authorizing the institution of the class action, the plaintiff filed a motion to institute such class action. Based on the information currently available, management believes that the resolution of this claim will not have a material negative effect on our consolidated financial position or results of operations.

   BCE INC.  Q2 2008  QUARTERLY REPORT  43

BCE Inc.	For further information concerning the Dividend
1000, rue De La Gauchetière Ouest	Reinvestment and Stock Purchase Plan (DRP),
Bureau 3700	direct deposit of dividend payments, the
Montréal (Québec)	elimination of multiple mailings or the receipt
H3B 4Y7	of quarterly reports, please contact:
www.bce.ca
Computershare Trust
Communications	Company of Canada
e-mail: bcecomms@bce.ca	100 University Avenue,
tel: 1-888-932-6666	9th Floor,
fax: 514-870-4385	Toronto, Ontario
M5J 2Y1
This document has been filed by BCE Inc.	tel: 514-982-7555
with Canadian securities commissions and	or 1-800-561-0934
the U.S. Securities and Exchange Commission.	fax: 416-263-9394
It can be found on BCE Inc.’s website at	or 1-888-453-0330
www.bce.ca, on SEDAR at www.sedar.com	e-mail: bce@computershare.com
and on EDGAR at www.sec.gov
or is available upon request from:	PRINTED IN CANADA
08-08 BCE-2E
Investor Relations
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
For additional copies of these
statements, please call
1-888-932-6666.

Pour obtenir un exemplaire
de la version française de ce document,
composez le 1-888-932-6666.